Exhibit 99.3
Annual Information Form
For the Year Ended December 31, 2010
March 28, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3
GLOSSARY OF TERMS	5
ABBREVIATIONS	9
CONVERSIONS	9
GLOSSARY OF TECHNICAL TERMS	9
CURRENCY	9
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE BUSINESS	10
STATEMENT OF RESERVES DATA AND OIL AND GAS INFORMATION	14
ADDITIONAL INFORMATION RELATING TO RESERVES DATA	17
DIVIDENDS	27
DESCRIPTION OF SHARE CAPITAL	27
MARKET FOR SECURITIES	29
PRIOR SALES	29
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	30
DIRECTORS AND OFFICERS	30
PROMOTER	32
AUDIT COMMITTEE	32
RISK FACTORS	34
INDUSTRY CONDITIONS	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
TRANSFER AGENTS AND REGISTRARS	46
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	47
CONFLICTS	47
ADDITIONAL INFORMATION	47
APPENDIX A-1: FORM 51—101F2	A-1
APPENDIX A-2: FORM 51—101F3	A-2
APPENDIX B: AUDIT COMMITTEE CHARTER

FORWARD-LOOKING STATEMENTS
     This Annual Information Form contains certain forward-looking statements and information (“forward-looking statements”) which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of NiMin, as of the date of such statements or information, including, among other things, assumptions with respect to production, future capital expenditures and cash flows. The reader is cautioned that the assumptions used in the preparation of such information may be incorrect. In some cases, words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources. By its nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form.
     The forward-looking statements contained in this Annual Information Form are expressly qualified by the cautionary statements provided for herein. NiMin is not under any duty to update any of the forward-looking statements after the date of this Annual Information Form or to conform such statements or information to actual results or to changes in the expectations of NiMin except as otherwise required by applicable securities laws.
     Forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to, statements with respect to:
•	weighting of production between different commodities;

•	drilling inventory, drilling plans and timing of drilling;

•	production enhancement and development plans;

•	plans for facilities construction and completion of the timing and method of funding thereof;

•	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;

•	drilling, completion and facilities costs;

•	results of various projects of NiMin;

•	expansion of NiMin’s Combined Miscible Drive Project;

•	the economic attributes of CMD for enhanced oil recovery;

•	the potential acquisition of oil and natural gas assets;

•	cost structure of certain projects of NiMin;

•	growth expectations within NiMin;

•	timing of development of undeveloped reserves;

•	the tax horizon of NiMin;

•	the performance and characteristics of NiMin’s oil and natural gas properties;

•	oil and natural gas production levels;

•	the quantity of oil and natural gas reserves;

•	capital expenditure programs and the timing and funding thereof;

•	the ability to finance operations for the next twelve months;

•	supply and demand for oil and natural gas and commodity prices;

•	the impact of federal, state, provincial, territorial and other governmental regulation on NiMin relative to other issuers of similar size participating in similar business environments;

•	expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses;

•	expectations regarding the ability of NiMin to raise capital and to continually add, as applicable, to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws;

•	the payment of dividends;

•	conflicts of interest; and

•	realization of the anticipated benefits of acquisitions and dispositions.
     Although NiMin believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. NiMin cannot guarantee future results, levels of activity, performance or achievements. Consequently, there is no representation by NiMin that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Some of the risks and other factors, some of which are beyond the control of NiMin which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form, include, but are not limited to:
•	general economic conditions in Canada, the United States and globally;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	liabilities inherent in oil and natural gas operations;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	geological, technical, drilling and processing problems and other difficulties in producing reserves;

•	fluctuations in foreign exchange or interest rates;

•	failure to realize anticipated benefits of acquisitions;

•	weather or natural disaster or other events or unanticipated operating events which can reduce production or cause production to be shut in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	competition for and/or inability to retain drilling rigs and other services;

•	the availability of capital on acceptable terms;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors disclosed under the heading “Risk Factors” in this Annual Information Form and the other risk factors identified in the other documents incorporated by reference herein.
     These factors should not be considered exhaustive. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. With respect to forward-looking statements contained in this Annual Information Form, NiMin has made assumptions regarding: future exchange rates; energy markets and the price of oil and natural gas; the impact of increasing competition; condition in general economic and financial markets; availability of drilling and related equipment; availability of skilled labour; availability of prospective drilling rights; current technology; cash flow; production rates; effects of regulation and tax laws of governmental agencies; future operating costs and the Corporation’s ability to obtain financing on acceptable terms. Readers are cautioned that the foregoing list of factors is not exhaustive. In addition, disclosure of prior results do not guarantee future performance.
     The above summary of assumptions and risks related to forward-looking statements has been provided in this Annual Information Form in order to provide readers with a more complete perspective on the future operations of the Corporation. Readers are cautioned that this information may not be appropriate for other purposes.
     The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
RESERVES DISCLOSURE IN FINANCIAL STATEMENTS
      The Technical Report and the information contained in this Annual Information Form under the heading “Statement of Reserves Data and Other Oil and Gas Information” has been prepared in accordance with NI 51-101. The reserves data and other oil and gas information contained in the Corporation’s financial statements and management’s discussion and analysis as at and for the year ended December 31, 2010 has been prepared in accordance with United States securities laws unless otherwise noted.

GLOSSARY OF TERMS
     In this Annual Information Form, the following words and phrases have the following respective meanings unless the context otherwise requires:
“AcquisitionCo” means NiMin Merger Co., a wholly-owned subsidiary of NiMin incorporated under the laws of the State of Delaware solely for the purpose of effecting the Reverse Triangular Merger in connection with the Merger Transaction.
“ASC” means the Alberta Securities Commission.
“BCSC” means the British Columbia Securities Commission.
“Capital Pool Company” has the meaning ascribed thereto in the TSXV Policies.
“Cdn$” means Canadian dollars, the lawful currency of Canada.
“CMD” means Combined Miscible Drive For Heavy Oil Production, NiMin’s patent-pending process for the extraction of heavy oil.
“CMD Project” means the EOR pilot project designed and implemented by NiMin for use in the Santa Margarita Formation, which utilizes CMD.
“Common Shares” means the common shares in the capital of the Corporation subsequent to the completion of the Consolidation.
“Common Stock” means shares of common stock in the capital of Legacy.
“Computershare” means Computershare Trust Company of Canada.
“Consolidation” means the consolidation of common shares of NiMin based on the Consolidation Ratio.
“Consolidation Ratio” means the consolidation of the Preconsolidated Shares on the basis of one new Common Share for each three existing Preconsolidated Shares.
“Corporation” or “NiMin” means NiMin Energy Corp.
“Cushing” means the oil storage and pricing facility located at Cushing, Oklahoma, U.S.A.
“Cymric Oil Field” means a producing oil field in Kern County, California, that is situated adjacent to the South West Cymric Project.
“Deep Stevens Prospect” means the oil and natural gas exploration project identified by the Corporation, situated within the Pleito Creek Field, at an approximate depth of 16,000 feet.
“Direct Share Exchange” means the exchange of Common Stock for Common Shares, immediately prior to the Reverse Triangular Merger and pursuant to the Share Exchange Agreement.
“DOGGR” means the California Division of Oil, Gas and Geothermal Resources.
“Exxon” means Exxon Corporation, the successor company to Humble Oil & Refining Company.
“FERC” means the United States Federal Energy Regulatory Commission.
“Final Exchange Bulletin” means the final exchange bulletin evidencing final approval of the TSXV in respect of the Merger Transaction as the Corporation’s Qualifying Transaction.

“holding corporation” means a Person that is not an individual.
“Huddleston” means Huddleston & Co., Inc., petroleum and geological engineers of Houston, Texas.
“IHS” means IHS Inc., formerly known as “Information Handling Services”, a publicly traded business information services company providing, among other things, industry data and technical documents, to clients in the energy, environmental and other business sectors.
“IPO” means the initial public offering of NiMin completed on November 7, 2007, pursuant to a Capital Pool Company prospectus filed in the provinces of Alberta, British Columbia and Ontario, in connection with the issuance of 1,200,000 Preconsolidated Shares at a per share price of Cdn$0.25 for gross proceeds of Cdn$300,000.
“IPO Escrow Agreement” means the escrow agreement dated September 27, 2007, among NiMin, Computershare as depositary, and the founding shareholders of NiMin.
“Krotz Springs Field” means the Krotz Springs oil field located in St. Landry Parish, Louisiana, in which the Corporation has a 48.25% working interest.
“Legacy” means Legacy Energy, Inc.
“Letter of Intent” means the letter of intent dated May 25, 2009, between NiMin and Legacy and pursuant to which the parties agreed to effect the Merger Transaction.
“Lender” means CLMG Corp., an administrative agent, and Beal Bank Nevada, as lender, under the Senior Loan.
“McKittirck Oil Field” means a producing oil field in Kern County, California, that is situated adjacent to the South West Cymric Project.
“Merger Agreement” means the definitive merger agreement dated July 17, 2009, among NiMin, Legacy and AcquisitionCo, relating to the Reverse Triangular Merger.
“Merger Transaction” means, collectively, the Direct Share Exchange and the Reverse Triangular Merger.
“NI 52-110” means National Instrument 52-110 — Audit Committees, of the Canadian Securities Administrators.
“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, of the Canadian Securities Administrators.
“NiMin Board” means the board of directors of NiMin.
“NiMin Shareholders’ Meeting” means the special meeting of the holders of common shares of NiMin, held on July 16, 2009, for the purpose of obtaining the approval of such holders in respect of certain matters relating to the Merger Transaction.
“Non-U.S. shareholder” means a holder of securities who, for U.S. federal income tax purposes, (i) is not a citizen or resident of the United States; (ii) is a corporation created or organized in or under the laws of a jurisdiction other than the United States or any state thereof (including the District of Columbia); (iii) is an estate the income of which is not subject to United States federal income tax regardless of its source; or (iv) is a trust, if a court within the United States cannot exercise primary supervision over its administration, and one or more non-U.S. persons have the authority to control all of the substantial decisions of that trust (and is not a trust which was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust).
“Olcese Formation” means a formation within the Pleito Creek Field, situated at a measured depth of 5,250 feet, or approximately 1,500 feet below the Santa Margarita Formation.
“OSC” means the Ontario Securities Commission.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.
“Pleito Creek Field” means the Pleito Creek oil field located in Kern County, California, in which the Corporation has a variable interest ranging from 33% to 100%, depending on the depth of the reservoir.
“Preconsolidated Shares” means the common shares of NiMin prior to completion of the Consolidation.
“Preferred Shares” means the preferred shares in the capital of NiMin.
“Prospectus” means the prospectus of NiMin dated August 21, 2009 in respect of the offering of Units.
“Prospectus Offering” means the public offering of Units pursuant to the Prospectus.
“Qualifying Transaction” has the meaning ascribed thereto in the TSXV Policies.
“Quest Capital” means Quest Capital Corp., a publicly traded corporation that trades on the TSX and NYSE-Amex.
“Quest Loan Facility” means the loan facility entered into on April 25, 2007, with a maturity date of April 15, 2009, between Legacy and Quest Capital, pursuant to which Quest Capital agreed to provide up to $15 million in loans to Legacy.
“Regulation S” means Regulation S under the U.S. Securities Act.
“Reverse Triangular Merger” means the reverse triangular merger pursuant to which AcquisitionCo and Legacy merged, with Legacy, as the Surviving Corporation, becoming a wholly-owned subsidiary of NiMin.
“Santa Margarita Formation” means a geological formation within the Pleito Creek Field, situated at a measured depth of 3,700 feet.
“Senior Loan” means the credit agreement entered into on June 30, 2010, between Legacy and the Lender.
“Share Exchange Agreement” means the share exchange agreement that all Canadian resident Legacy stockholders had the option to enter into directly with NiMin in connection with the Direct Share Exchange, in lieu of participating directly in the Reverse Triangular Merger, but in connection with the Merger Transaction.
“Short Form Prospectus” means the prospectus of NiMin dated April 29, 2010 with respect to an offering of Common Shares.
“Short Form Prospectus Offering” means the public offering of Common Shares completed on May 6, 2010, pursuant to the Short Form Prospectus.
“South West Cymric Project” means an area of 1,343 acres located west of the Cymric Oil Field, of which the Corporation owns a 66.67% working interest.
“Subsea TVD” means the depth of a formation as measured from sea level to the bottom of the borehole (or anywhere along its length) in a straight line that is perpendicular to the earth’s surface.
“Surviving Corporation” means the corporation surviving the merger of AcquisitionCo and Legacy.
“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
“Technical Report” means, the technical report prepared by Huddleston in accordance with NI 51-101 dated February 16, 2011, entitled “Estimated Reserves as of January 1, 2011”.
“Texas Capital” means Texas Capital Bank, N.A.

“Texas Credit Agreement” means the credit agreement entered into between Legacy and Texas Capital, pursuant to which Texas Capital agreed to provide up to $50 million in loans to Legacy for use in connection with the development of Legacy’s oil and natural gas properties.
“TSX” means the Toronto Stock Exchange.
“TSX Option Plan” means the new stock option plan adopted by NiMin in connection with the completion of the Merger Transaction, which was approved at the NiMin Shareholders’ Meeting.
“TSXV” means the TSX Venture Exchange Inc.
“TSXV Policies” means the TSXV corporate finance manual, as amended from time to time.
“U.S. Person” has the meaning ascribed thereto under Regulation S of the U.S. Securities Act.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
“Unit” means one unit of NiMin, comprised of one Unit Share and one Warrant.
“Unit Share” means one Common Share issued as part of a Unit.
“USRPHC” means a United States real property holding corporation.
“Warrant” means one Common Share purchase warrant of the Corporation, which, together with one Unit Share, comprises a Unit.
“Wyoming Assets” has the meaning attributed thereto under the heading “General Development of the Business — NiMin”.
“Wyoming Loan” means the $5,500,000 and Cdn$17,534,550 syndicated secured non-convertible loan pursuant to a loan agreement between the Corporation and a private lending company dated December 17, 2009.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Mcf	thousand cubic feet

Bbl/d	barrels per day	MMcf	million cubic feet

Bopd	barrels of oil per day

Mbbl	thousands of barrels	Bcf	billion cubic feet

MMbbl	Millions of barrels	Btu	British thermal unit

boe/d	barrels of oil equivalent of natural gas and crude oil per day	Mcf/d	thousand cubic feet per day

boe	barrels of oil equivalent of natural gas and crude oil, unless otherwise indicated	Scf	Standard cubic feet

Mboe	thousand boe

NGL	natural gas liquids

MMBtu	million British thermal units

Stb	standard stock tank barrel

Mstb	thousand standard stock tank barrels
Production information is commonly reported in units of barrel of oil equivalent. The term “boe” may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. For purposes of calculating mixed company production, natural gas has been converted to a barrel of oil equivalent using a conversion rate of six thousand cubic feet being equal to one barrel of oil (6 Mcf: 1Bbl).
CONVERSIONS

To Convert From	To	Multiply By
Feet	Metres	0.305

Metres	Feet	3.281

Miles	Kilometres	1.609

Kilometres	Miles	0.621

Acres	Hectares	0.621

Hectares	Acres	2.471

Kilograms	Pounds	2.205

Pounds	Kilograms	0.454

Mcf	Thousand cubic metres	0.028

Thousand cubic metres	Mcf	35.494

Bbl	Cubic metres	0.159

Cubic metres	Bbl	6.29
GLOSSARY OF TECHNICAL TERMS

API	measure of how heavy or light a petroleum liquid is in comparison to water as recognized by the American Petroleum Institute

CO2	carbon dioxide

EOR	enhanced oil recovery

LIBOR	London Inter-Bank Offer Rate, being the rate at which a bank will loan funds to another bank and which is often used as a benchmark for a bank’s loan activities

mD	“millidarcies” — a measure of units of permeability

WTI	West Texas Intermediate, also known as Texas Light Sweet — a type of light crude oil used as a benchmark in oil pricing
CURRENCY
In this Annual Information Form, unless otherwise noted, all dollar amounts are expressed in U.S. dollars.

CORPORATE STRUCTURE
Name and Incorporation
NiMin
     NiMin was incorporated pursuant to a Certificate of Incorporation issued under the Business Corporations Act (Alberta) on May 31, 2007, under the name “NiMin Capital Corp.” On August 9, 2007, NiMin amended its articles to remove the restrictions against the transfer of securities. On September 3, 2009, NiMin filed Articles of Amendment to change its name to “NiMin Energy Corp.” and consolidated all of its common shares on the basis of one new Common Share for each three existing Preconsolidated Shares.
     NiMin’s registered office is located at Centennial Place, East Tower, 1900, 520 — 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and its head office is located at 1160 Eugenia Place, Suite 100, Carpinteria, California, 93013.
Intercorporate Relationships
     On July 15, 2009, NiMin incorporated AcquisitionCo, a wholly-owned subsidiary under the laws of the State of Delaware, solely for the purpose of effecting the Reverse Triangular Merger in connection with the Merger Transaction. On September 4, 2009, AcquisitionCo and Legacy merged under the laws of the State of Delaware and became Legacy, as the Surviving Corporation, a wholly-owned subsidiary of NiMin and at such time, NiMin, through the Surviving Corporation, continues the business of Legacy.
     On July 17, 2007, the members of Legacy Energy, LLC, the predecessor to Legacy, voted to change the organization of Legacy Energy, LLC from a California limited liability company to a Delaware corporation by terms of a merger agreement dated August 2, 2007, and agreed that the member units of Legacy Energy, LLC would be split one for ten and that each member would receive ten shares of Common Stock in exchange for each member unit of Legacy Energy, LLC then held. Legacy Energy, LLC was a limited liability company organized under the laws of the State of California on October 6, 2005. Legacy was incorporated on July 17, 2007 and on August 2, 2007, the merger became effective. No change in shareholder voting control occurred as a result of this transaction.
GENERAL DEVELOPMENT OF THE BUSINESS
NiMin
2009
     Prior to September 4, 2009, NiMin was a Capital Pool Company listed on the TSXV. On June 8, 2007, NiMin completed an initial capital raise for aggregate gross proceeds of Cdn$250,000, through the private placement of 2,000,000 Preconsolidated Shares at a per-share price of Cdn$0.125. On November 7, 2007, NiMin completed the IPO and issued 1,200,000 Preconsolidated Shares at a per-share price of Cdn$0.25, for aggregate gross proceeds of Cdn$300,000, which amount was raised to provide NiMin with funds with which to identify and evaluate businesses or assets with a view to completing a Qualifying Transaction. Prior to the completion of the Merger Transaction, NiMin did not commence any commercial operations and did not have any tangible assets other than a minimal amount of cash. The Merger Transaction constituted NiMin’s Qualifying Transaction.
     On May 25, 2009, NiMin and Legacy entered into the Letter of Intent pursuant to which the parties agreed to effect the Reverse Triangular Merger, whereby AcquisitionCo would merge into Legacy and Legacy as the Surviving Corporation would become a wholly-owned subsidiary of NiMin. The Merger Transaction was not a Non Arm’s Length Qualifying Transaction as such term is defined in the TSXV Policies. NiMin did not require the approval of its shareholders in order to complete the Merger Transaction.
     On July 16, 2009, NiMin held the NiMin Shareholders’ Meeting, whereat its shareholders approved: (i) the Consolidation; (ii) the change of its name to “NiMin Energy Corp.”; (iii) an increase in the number of directors and the election of an additional director; and (iv) the TSX Option Plan. The number of Common Shares issuable pursuant to outstanding stock options and warrants of NiMin was adjusted to reflect the Consolidation based on the Consolidation Ratio. On July 17, 2009, NiMin, Legacy and AcquisitionCo entered into the Merger Agreement with respect to the Reverse Triangular Merger. Pursuant to the Merger Agreement, stockholders of Legacy (other than NiMin, Legacy stockholders validly entering into Share Exchange Agreements and Legacy stockholders properly exercising appraisal rights under Delaware law) received one Common Shares in exchange for each Common Stock held.
     On September 3, 2009, NiMin filed Articles of Amendment to change its name to “NiMin Energy Corp.”, consolidated all of its common shares on the basis of one new Common Share for each three existing Preconsolidated Shares and the Common Shares were de-listed from trading on the TSXV.
     On September 4, 2009, NiMin completed: (i) the Merger Transaction and the Prospectus Offering of 11,249,900 Units at a price of Cdn$1.25 per Unit for aggregate gross proceeds of Cdn$14,062,375, and (ii) the listing of the Common Shares on the TSX. Each Unit issued pursuant to the Prospectus Offering consisted of one Common Share and one Warrant, with each one whole Warrant entitling the holder thereof to purchase one Common Share at a price of Cdn$1.55 per share until September 6, 2011, subject to certain acceleration provisions. The costs of the Prospectus Offering included a fee of 4.5% on Cdn$3,273,625 of Units sold by a sub-agent, payable by way of 117,851 Units, issued on the same terms and conditions as the Units issued pursuant to the Prospectus Offering. Upon completion of the Reverse Triangular Merger on September 4, 2009, the business of Legacy became the business of NiMin.
     On September 4, 2009, the Common Shares were listed for trading on the TSX and commenced trading on the TSX on September 8, 2009.
     On September 11, 2009, NiMin closed the second tranche of the Prospectus Offering of 75,000 Units at a price of Cdn$1.25 per Unit for aggregate gross proceeds of Cdn$93,750. Each Unit consisted of one Common Share and one Warrant, with each one whole Warrant entitling the holder thereof to purchase one Common Share at a price of Cdn$1.55 per share until September 12, 2011, subject to certain acceleration provisions.
     On October 28, 2009, NiMin announced that Legacy had entered into a letter of intent with a U.S. company to acquire four producing oil fields located in Park County, Wyoming, U.S.A. (the “Wyoming Assets”). On December 17, 2009, Legacy acquired the Wyoming Assets. The purchase price for the Wyoming Assets was approximately $27.17 million of which $22 million was funded by the Wyoming Loan and the remainder from working capital from NiMin. The effective date for the acquisition is December 1, 2009. At the time of the acquisition, the four producing fields, located in Park County, Wyoming had approximate daily gross production of 370 Bopd.
2010
     In January 2010, the Corporation entered into a swap contract with BP Corporation North America to minimize the variability in cash flows due to price movements in crude oil. The Corporation hedged the future sale of 7,500 bbls of NYMEX West Texas Intermediate crude oil per month at a fixed price of USD $85.10 per bbl effective January 1, 2010, for a period of twenty-four months.
     On May 6, 2010, NiMin completed the Short Form Prospectus Offering of Common Shares at an offering price of Cdn $1.25 per share. The Corporation issued 9,200,000 Common Shares for aggregate gross proceeds of Cdn$11,500,000 or USD $11,018,492, net of Cdn$690,000 or USD $661,110 of offering costs and Cdn$299,260 or USD $286,730 of expenses.
     On June 30, 2010, the Corporation entered into the Senior Loan in the amount of $36 million with the Lender and paid in full the Wyoming Loan. At the request of the Corporation and subject to approval by the Lender, the Senior Loan may be increased up to $75 million to provide additional development capital. The Senior Loan has a 12.5% fixed interest rate and a term of five years.
     On October 20, 2010 The Corporation filed a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”), to register its common shares with the SEC. The Corporation’s registration with the SEC became effective on December 20, 2010.

     A Form 20-F, once declared effective by the SEC, allows certain foreign corporations to register securities with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Corporation’s Form 20-F is a full registration of the Corporation’s Common Shares with the SEC as a foreign private issuer similar to a Form 10 filing for a domestic issuer in the United States. The Corporation’s registration of its Common Shares in the United States allows its shares to be solicited and traded by licensed brokers in the United States in compliance with SEC regulations and blue sky requirements in various states in the United States. The Form 20-F has been filed on EDGAR at www.sec.gov.
     In December, 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its CMD process for enhanced oil recovery. As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications. The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create carbon dioxide (CO2) and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells.
Legacy
History of Legacy prior to Merger Transaction
     Historically, Legacy has principally grown its business through the acquisition and development of underdeveloped properties, assets and operations. Legacy has assembled a proprietary database of oil and natural gas fields in the United States which has facilitated the identification of underdeveloped fields for primary development and application of EOR technology. Legacy is currently at the production stage with respect to certain of its oil and natural gas interests and sells the oil and natural gas it produces, to third-party oil and natural gas marketers and end-users and transports its product via pipeline and by truck.
     Legacy signed a lease agreement with Vintage Production California LLC (a wholly-owned subsidiary of Occidental Petroleum Corporation) (collectively referred to herein as “Occidental Petroleum”) on January 1, 2008, evidencing the swap of a 66.67% interest in Legacy’s acreage below the base of the Temblor formation in the Pleito Creek Field for a 100% working interest in Occidental Petroleum’s acreage surrounding the Pleito Creek Field, from the surface to 6,500 Subsea TVD. This agreement was amended in October 2010 and Legacy currently owns a 100% working interest in the Pleito Creek Field and a 100% interest in the Occidental Petroleum acreage from surface to 6,500 Subsea TVD.
     In January 2008, Legacy filed a patent application in the United States for its proprietary CMD process. The CMD process uses a unique combination of proven EOR techniques. This process was developed to combine the effects of a CO2 flood, a steam flood, and alkaline flood on a heavy oil field. The CMD process is intended for heavy oil deposits that are too deep for conventional steam flooding (deeper than 2,000 feet below the surface) and contain oil that is too heavy for conventional CO2 flood (API gravity of below 20°). The CMD process is currently being used on the Santa Margarita Formation at the Pleito Creek Field.
     On January 1, 2008, Legacy signed a farm-in agreement with an independent oil and natural gas company for an area of mutual interest totalling 1,343 acres in connection with the South West Cymric Project. The South West Cymric Project is located west of the Cymric Oil Field, in Kern County, California. For total consideration of $400,000, Legacy acquired the right to operate the South West Cymric Project and holds a 66.67% working interest in the South West Cymric Project. Legacy agreed to carry 100% of the costs for the partner on the first two wells in the area up to the casing point of each well. Each of these wells was estimated to cost a total of $300,000. Upon reaching the casing point, Legacy’s partner in the South West Cymric Project has an election to pay 100% of their 33.33% share. In December 2009, NiMin drilled the initial test well at the South West Cymric Project. The initial test well was plugged and abandoned. NiMin has elected not to drill a second well and has released all of its leaseholds on the prospect.
     During January 2008, Legacy drilled an exploration well to the Olcese Formation of the Pleito Creek Field and discovered and tested oil. This well was ultimately plugged for use as an injection well for the CMD process. Legacy drilled a second well to the Olcese Formation and fracture stimulated the formation to enhance production.

This well had initial production of 98 Bopd as tested on March 23, 2009. Legacy also drilled and completed four horizontal production wells and one additional injection well in the Santa Margarita Formation.
     In June 2008, Legacy raised $19.5 million in a private placement by issuing 3,985,264 shares of Common Stock at a per-share price of $4.90. The funds were used for primary for EOR development of the Pleito Creek Field and to drill exploration wells in Louisiana.
Corporate Strategy
     NiMin’ corporate strategy is to seek out, investigate and evaluate acquisition opportunities for oil and natural gas properties, assets and operations situated in the United States. NiMin targets assets that have significant oil and natural gas resource potential, operatorship, and both conventional and EOR development potential. In addition to individual properties, NiMin may source, investigate, and evaluate private and public companies for the purpose of asset purchases, mergers or similar transactions. From time to time, NiMin may enter into discussions with third parties regarding acquisitions. Consummation of an acquisition, dependent upon the size, location and nature of related operations, could result in NiMin revising its planned future activities.
     References to the “Corporation” or “NiMin” refer to the consolidated entity after the Merger where applicable and “Legacy” before the Merger, where applicable.
Trends and Cycles
     Over the past few years, the prices for crude oil and natural gas have been increasingly volatile and management of NiMin expects this volatility to continue. Prolonged increases or decreases in the price of oil and natural gas could significantly impact NiMin. There is a strong relationship between energy commodity prices and access to both equipment and personnel. High commodity prices also affect the cost structure of services which may impact NiMin’s ability to accomplish drilling, completion and equipping goals.
     The oil and natural gas business is cyclical by nature, due to the volatility of oil and natural gas commodity pricing as described above. Additionally, seasonal interruptions in drilling and construction operations can occur but are expected and accounted for in the budgeting and forecasting process.
Competitive Conditions
     The oil and natural gas industry is highly competitive. NiMin actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than NiMin. NiMin’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. NiMin’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than NiMin. Certain of NiMin’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect NiMin’s ability to sell or supply oil or natural gas to these customers in the future. NiMin’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. Oil and natural gas lease sales generally are a competitive bid process and NiMin assesses its interpretation of the value of such leases and then submits a bid. Field equipment availability is competitive and the price of these goods and services can be volatile. NiMin continues to gain access to equipment through prior agreements and contacts. NiMin believes its distinct competitive advantage is through its scientific, integrated approach in generating drilling prospects.
Environmental Protection
     NiMin places stringent standards on environmental protection. All necessary employees are trained and educated on environmental policies as such policies pertain to their particular employment roles. NiMin adheres to all government regulations and policy directives that it reasonably believes are applicable to its operations. A further discussion of NiMin’s environmental and safety policies is included in “Risk Factors” and “Industry Conditions”.
Employees
     As of December 31, 2010, NiMin had 25 full-time employees. As at the date of this Annual Information Form, NiMin has 13 employees at its head office and 12 at locations of the Corporation.
STATEMENT OF RESERVES DATA AND OIL AND GAS INFORMATION
     In accordance with NI 51-101, Huddleston prepared the Technical Report. The Technical Report, dated February 16, 2011, evaluates, as at January 1, 2011 NiMin’s oil, NGL and natural gas reserves. Attached as Appendices A-1 and A-2 to this Annual Information Form, are the following documents derived from and prepared in accordance with, NI 51-101:
(a)	Form 51-101F2 — “Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor” by Huddleston, dated effective January 1, 2011 (Appendix A-1); and

(b)	Form 51-101F3 — “Report of Management and Directors on Oil and Gas Disclosure” dated, effective January 1, 2011 (Appendix A-2).
     The tables below are a summary of the oil, NGL and natural gas reserves of NiMin and the net present value of future net revenue attributable to such reserves as evaluated in the Technical Report, based on forecast price and cost assumptions. The tables and information contained in this section are only summaries of the data contained in the Technical Report and as a result, may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. The net present value of future net revenue attributable to NiMin’s reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Huddleston. The net present value of future net revenue attributable to NiMin’s reserves estimated by Huddleston do not represent the fair market value of those reserves. The recovery and reserve estimates of NiMin’s oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.
Summary of Oil and Natural Gas Reserves Effective January 1, 2011
     The following table outlines the light and medium oil (combined), heavy oil and natural gas reserves of NiMin on a forecasted pricing basis, by product type on a gross (before royalties) and net (after royalties) basis:

	Light & Medium Oil		Heavy Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mboe)	(Mboe)

Proved Developed Producing	28	21	3,425	2,698	249	190	3,494	2,751
Proved Developed Non-producing	118	88	985	799	328	253	1,158	929
Proved Undeveloped	83	64	12,594	9,938	104	79	12,695	10,016

Total Proved	229	173	17,004	13,435	681	522	17,347	13,696
Probable	151	117	10,803	8,557	2,025	1,534	11,291	8,929

Total Proved + Probable	380	290	27,807	21,992	2,706	2,056	28,638	22,625

Net Present Value of Future Net Revenue Effective January 1, 2011
     The net present values of future net revenue of NiMin’s reserves at January 1, 2011, at various discount rates on a before tax and after tax basis and on a forecasted pricing basis, are outlined below:

						Unit Value
						Before Income
						Taxes Discounted
	Before Income Taxes Discounted At					at 10%/year
	0%	5%	10%	15%	20%
	($000s)	($000s)	($000s)	($000s)	($000s)	$/boe

Proved Developed Producing	149,119	92,337	65,669	51,006	41,911	23.87
Proved Developed Non-producing	55,972	39,308	29,653	23,510	19,294	31.92
Proved Undeveloped	589,292	343,957	215,559	141,646	95,845	21.52

Total Proved	794,382	475,601	310,881	216,162	157,050	22.70
Probable	577,933	335,534	203,786	127,956	82,143	22.82

Total Proved + Probable	1,372,315	811,135	514,668	344,118	239,193	22.75

	After Income Taxes Discounted At
	0%	5%	10%	15%	20%
	($000s)	($000s)	($000s)	($000s)	($000s)

Proved Developed Producing	115,693	75,679	55,117	43,502	36,285
Proved Non-Producing	43,808	31,711	24,544	19,933	16,744
Proved Undeveloped	420,543	245,875	151,806	97,514	64,128

Total Proved	580,044	353,265	231,467	160,949	117,157
Probable	372,628	211,784	124,361	74,494	44,807

Total Proved + Probable	952,673	565,049	355,828	235,443	161,964
Total Future Net Revenue (Undiscounted) Effective January 1, 2011

			Severance & Ad				Future Net Revenue		Future Net Revenue
	Revenue	Royalties	Valorem Taxes	Operating Costs	Development Costs	Abandonment Costs	Before Income Taxes	Income Taxes	After Income Taxes
	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)	($000s)

Total Proved	1,681,521	353,119	130,047	311,199	83,145	9,629	794,382	214,337	580,045
Total Proved + Probable	2,764,840	580,616	156,085	501,357	141,075	13,392	1,372,315	419,642	952,673

Future Net Revenue by Production Group Effective January 1, 2011

			Unit Value Before
		Future Net Revenue	Income Taxes
		Before Income Taxes	(discounted at
		(discounted at 10%/year)	10%/year)
Reserves Category	Production Group	($000s)	($/boe)

Total Proved	Light and Medium Crude Oil (including solution gas and other by-products)	8,488	35.19
	Heavy oil (including solution gas and other by-products)	301,894	22.47
	Natural Gas (including by-products but excluding solution gas from oil wells)	499	26.19

	Total	310,881	22.70

Total Proved + Probable	Light and Medium Crude Oil (including solution gas and other by-products)	8,975	19.80
	Heavy oil (including solution gas and other by-products)	502,289	22.84
	Natural Gas (including by-products but excluding solution gas from oil wells)	3,404	19.03

	Total	514,668	22.75
Huddleston Pricing Assumptions
Forecast Prices and Costs Employed by Huddleston
     Revenues were projected based on NYMEX (New York Mercantile Exchange) prices and were adjusted for wellhead differentials. Gas prices were reduced by $0.50 per MMBtu to reflect estimates of marketing and transportation costs for the Louisiana properties. Oil prices for the Pleito Creek Field, located in California were reduced 11% in comparison to WTI prices at Cushing to reflect quality and marketing adjustments. Oil prices for the Louisiana and Wyoming properties were projected on the basis of $1.50 and $10.60 per barrel reductions, respectively. The Btu content for all natural gas on the Louisiana properties was estimated to be 1,100 per Scf. The escalated pricing case assumptions utilized were based on an average survey of three Canadian consulting firms utilizing published pricing projections for December 31, 2010 and are shown in the table below. NiMin’s weighted average realized sales prices for the year ended December 31, 2010, were $69.33/Bbl for crude oil and NGLs and $4.88/Mcf for natural gas.
     Market prices for both oil and natural gas continue to be influenced by a variety of market and seasonal factors and future revenues are likely to be influenced by such variations in product prices.

		WTI Cushing		Pleito Creek
	Inflation % Rates /	Oklahoma	Natural Gas Henry Hub	California Oil	Wyoming Oil	Louisiana Oil	Louisiana Gas
Year	Year	$/Bbl(1)	$/MMBtu(1)	$/Bbl(2)	$/Bbl(3)	$/Bbl(4)	$/Mcf(5)

2011	2.0	83.80	4.48	74.58	73.20	82.30	4.38
2012	2.0	86.58	5.09	77.06	75.98	85.08	5.05
2013	2.0	88.21	5.59	78.51	77.61	86.71	5.60
2014	2.0	90.36	6.38	80.42	79.76	88.86	6.47
2015	2.0	94.26	6.72	83.89	83.66	92.76	6.84
Thereafter	2.0	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year

Notes:

(1)	Price forecasts used to generate these projections are based on the average of pricing forecasts published by GLJ Petroleum Consultants Ltd., Sproule Associates Limited and AJM Petroleum Consultants Ltd., effective December 31, 2010, each of which are independent qualified reserves evaluators for the purposes of NI 51-101.

(2)	Oil prices for the Pleito Creek Field were reduced by 11% in comparison to WTI prices at Cushing to reflect quality and marketing adjustments.

(3)	Oil prices for the Wyoming fields were reduced by $10.60 in comparison to WTI prices at Cushing to reflect quality and marketing adjustments.

(4)	Oil prices for NiMin’s Louisiana properties were reduced $1.50 per Bbl of oil to reflect marketing considerations.

(5)	Natural gas prices for NiMin’s Louisiana properties were reduced $0.50per Mcf to reflect marketing considerations. The Btu content for natural gas production was assumed to be 1,100 Btu per Scf.

Reserves Reconciliation
     The following table sets forth a reconciliation of NiMin’s total gross (before royalty) proved, probable and proved plus probable reserves as at January 1, 2011 against such reserves as at January 1, 2010 based on forecast price and cost assumptions:

	LIGHT AND MEDIUM OIL			HEAVY OIL			NATURAL GAS
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

January 1, 2010	241	251	492	11,419	15,240	26,659	1,206	3,056	4,262
Extensions & Improved Recovery	—	—	—	4,907	(4,788)	119	—	—	—
Technical Revisions	12	—	12	912	21	933	(225)	43	(182)
Discoveries	—	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	352	352	—	—	—
Dispositions	—	(100)	(100)	—	—	—	—	(1,030)	(1,030)
Economic Factors	—	—	—	(30)	(23)	(52)	(10)	(43)	(53)
Production	(24)	—	(24)	(204)	—	(204)	(290)	—	(290)
January 1, 2011	229	151	380	17,004	10,802	27,807	681	2,026	2,707
ADDITIONAL INFORMATION RELATING TO RESERVES DATA
Undeveloped Reserves — Proved and Probable Undeveloped Reserves
     The following table sets forth the volumes of gross proved undeveloped reserves that were first attributed in NiMin’s most recent financial year and, before that, in the aggregate:

	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS(2)
		Cumulative		Cumulative		Cumulative
	First	at Year	First	at Year	First	at Year
	Attributed	End(1)	Attributed	End(1)	Attributed	End(1)
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

Prior to 2009	236	236	2,031	2,031	961	961
2009	—	136	7,223	8,964	—	104
2010	—	83	7,512	12,595	—	104

Notes:
(1)	Cumulative at year end is cumulative of previous year plus first attributed, less developed during the year.

(2)	Natural gas volumes include solution gas, associated and non-associated gas.
     The following table sets forth the volumes of probable undeveloped reserves that were first attributed in NiMin’s most recent financial years and, before that, in the aggregate:

	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS(2)
		Cumulative		Cumulative		Cumulative
	First	at Year	First	at Year	First	at Year
	Attributed	End(1)	Attributed	End(1)	Attributed	End(1)
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)

Prior to 2009	294	294	4,349	4,349	3,164	3,164
2009	—	251	5,700	15,240	—	3,056
2010	—	151	352	10,802	—	2,026

Notes:
(1)	Cumulative at year end is cumulative of previous year plus first attributed, less developed during the year.

(2)	Natural gas volumes include solution gas, associated and non-associated gas.

     Performance data has been considered for the producing completions in which a performance trend has been established. Proved reserves were assigned only where a completion could be made up dip of a prior completion or production test and geological and other information indicated producible reserves.
     Probable reserve assignments have been made where the target reservoir has been demonstrated to be productive in an offset fault block or evidence of productivity exists, but the target horizon has no established production or definitive tests. All probable reserve assignments have been made on the basis of subsurface information derived from prior drilling operations and geological interpretations that have generally been supported by geophysical information.
     It is noted that the reserve assignments shown herein for all prospects have been based on a combination of information derived from past operations conducted by other operators, seismic data, and subsurface interpretations. The results of drilling operations may lead to material changes in the estimated reserves, particularly on a location by location basis.
     Reserve estimates for non-producing intervals and undeveloped locations will be subject to a significantly greater level of variation than for producing properties which have demonstrated established decline trends. The probable reserve category will be subject to a greater level of risk than that which would be expected for the proved reserve assignments.
     A number of factors could result in delayed or cancelled development plans. Such factors may include changing economic conditions due to oil and natural gas prices, operating and capital expenditure fluctuations. Changing technical conditions resulting in production anomalies such as premature water break through or higher than anticipated production declines may result in a delay or cancellation of development plans. In wells that have encountered multiple zones, a prospective zone completion may be delayed until the initial completion is no longer economic. Surface access issues associated with landowners, weather conditions or regulatory approvals could also influence development plans.
     In general, once proved and/or probable undeveloped reserves are identified, they are scheduled into NiMin’s development plans. Normally, the Corporation plans to develop its proved and/or probable undeveloped reserves within two years. In some instances, larger development programs such as the infill drilling program in Wyoming or full field CMD development at Pleito Creek were spread out beyond two years to optimize capital allocation and facility utilization.
     The Technical Report indicates that the four Wyoming fields, Ferguson Ranch, Hunt, Sheep Point and Willow Draw have a combined 10,061 Mbbl of reserves defined as “proved undeveloped”. Of these reserves, 4,450 Mbbl are associated with a planned infill drilling program constituting 52 wells amongst the four fields. Of these 52 infill wells, a total of 43 locations will be drilled in 2011 and 2012 with the remaining 9 wells to follow in 2013. The remaining 4,846 Mbbl are associated with the implementation of a waterflood project at Ferguson Ranch that will be initiated in 2011 with continuing development through 2012 and 2013 as the infill drilling program progresses.
     The Technical Report also indicates that the Pleito Creek Field in California has 2,533 Mbbl of reserves defined as “proved undeveloped”. These reserves are captured by 8 infill Santa Margarita wells and further development of the CMD project. It is anticipated that during 2011 and 2012, the 8 infill wells will be drilled and the CMD project will be expanded through the expansion of oxygen injection capacity.
Significant Factors or Uncertainties Affecting Reserves Data
     The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, commodity prices and economic conditions. NiMin’s reserves are evaluated by Huddleston, an independent petroleum engineering firm.

     Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, commodity prices, economic conditions and governmental restrictions. Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. NiMin’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.
Future Development Costs
The following table outlines development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, in each instance using forecast prices and costs:

	Undiscounted Forecast Prices and Costs
		Proved Plus
	Proved	Probable
	Reserves	Reserves
Year	(M$)	(M$)

2011	28,528	28,602
2012	38,820	49,986
2013	15,883	48,484
2014	44	10,702
2015	80	3,290
Remaining Years	9,419	13,402

Total Undiscounted	92,774	154,466
     All capital program expenditures are discretionary and are restricted by the Senior Loan. NiMin reviews all capital expenditure programs on a regular basis and adjusts spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding. While the Corporation believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Corporation’s long-term liquidity depends on its ability to access the capital markets. There can be no assurance that the Corporation will be successful with any of these initiatives (See “Risk Factors”).
Other Oil and Natural Gas Information
Oil and Natural Gas Properties and Wells
     NiMin has three core areas: California, Louisiana and Wyoming, which is where all of NiMin’s oil and natural gas activity has occurred as of the date hereof. All of NiMin’s oil and natural gas properties are located onshore.
California
     The Pleito Creek Field was discovered in 1951 by Exxon and is located along the south side of the San Joaquin basin in Section 35, Township 11N, Range 21W, Kern County, California. Geologically, the Pleito Creek Field is a faulted anticline with a steeply dipping north limb that rolls over into the Wheeler Ridge thrust fault. The Miocene-aged Santa Margarita sand is the primary producing reservoir in the Pleito Creek Field and ranges in depth from -1,700 feet subsea to -3,500 feet subsea and is on average 115 feet thick. Since 1951, the Pleito Creek Field has produced approximately 2.32 MMbbls of 17° API oil from the Santa Margarita reservoir. Oil expansion has been the field’s primary drive mechanism with limited recoveries as a result of pilot in-situ combustion operations conducted by Exxon.
     The Corporation holds a 100% working interest and has been the operator of the Pleito Creek Field since September 2006. NiMin has significantly expanded and improved the field production facilities, including construction of a new injection facility to support the CMD Project. NiMin has identified two development projects, located within the Santa Margarita Formation and the Olcese Formation and one exploration project, the Deep Stevens Prospect, within the 640 contiguous acres of leases it holds. NiMin has initiated the CMD Project, discovered a deeper reservoir in the Olcese Formation, which NiMin believes merits further development, and has one other drill-ready exploration prospect to test. As of the date hereof, NiMin has drilled eight wells at the Pleito Creek Field, including five horizontal wells in the Santa Margarita Formation and one injection well and two development wells in the Olcese Formation. The Corporation subsequently converted one development well in the Olcease Formation to an injection well in the Santa Margarita Formation.
     NiMin is the operator of all wells at the Pleito Creek Field, and is the operator for all historical leases which have been combined into a single lease referred to as the “Ten West Lease”, covering 225 acres.
Santa Margarita Formation Development
     During 2008, NiMin developed the Santa Margarita Formation by drilling five horizontal wells. These wells had a horizontal length of between 350 feet and 1,250 feet. The initial production from these wells averaged approximately 10 Bopd per 100 feet of horizontal section. NiMin also drilled one injector well for use in the initial phase of the CMD process. NiMin anticipates drilling additional wells down the flank of the structure to further enhance production.
     As part of the CMD Project, NiMin has converted two wells to monitoring wells, converted one well to an injection well, and drilled one injection well. NiMin currently plans to drill up to seven additional horizontal producing wells and nine vertical producing wells during the next five years. NiMin has also installed new production facilities and injection facilities.
     Proved reserve assignments for the producing properties have been based on the extrapolation of production history and analogy to prior completions.
     The assignment of secondary reserves has been supported by an in-situ combustion pilot project conducted previously by Exxon which resulted in some incremental additional recoveries. Although this previous project was performed on a limited basis and was conducted in a manner significantly different than that currently being performed by NiMin, NiMin believes it provides reasonable confirmation that such a project may result in increased recoveries and that combustion in the reservoir can be achieved.
CMD Project
     CMD is a secondary or tertiary recovery process designed to increase oil recovery by combining the effects of heat, steam, and carbon dioxide (“CO2”)to increase reservoir pressure and reduce oil viscosity. In December 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its CMD process for enhanced oil recovery. In addition, NiMin has made CMD patent applications in Canada, Venezuela, Argentina and Ecuador.
     As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications.
     The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells. In the CMD process, water and oxygen are co-injected into the reservoir through injection wells to oxidize a small portion of the remaining oil in-place which creates heat, steam, and CO2 in the reservoir. The heat generated is expected to increase the reservoir temperature causing liquids and gases in the reservoir to expand and also reduces the viscosity of the oil. CO2 created by the oxidation of oil is partially absorbed into the remaining oil, further reducing the oil viscosity and making the oil more mobile. Expansion of gases and liquids in the reservoir and injection of fluids are expected to create an increase in reservoir pressure which assists in pushing the remaining oil into horizontal production wells below the injection wells.
     NiMin has identified many oil fields which have reservoirs it believes to be high quality candidates for the CMD process. Reservoirs which are considered candidates for the CMD process have similar characteristics to reservoirs that are targeted for CO2 or steam floods. The advantage with the CMD process, however, is that it can be used in reservoirs that are too deep to be steam flooded with conventional technology and in fields which are relatively distant from a source of CO2. NiMin plans to exploit the technical advantages of the CMD process to acquire underdeveloped assets.
     The Santa Margarita Formation has been producing oil since 1951 (as reported by DOGGR). The Santa Margarita Formation averages 28% porosity and as much as 800mD and is found at a moderate depth of 3,700 feet based on historic drilling logs. The primary drive mechanisms have been solution gas drive and gravity drainage. Exxon conducted a pilot “huff and puff” style in-situ combustion project at the Pleito Creek Field in the early 1960’s and had significant production increases as a result of the project. The project was discontinued after approximately four years due to low oil prices and near wellbore damage which was a result of the “huff and puff” style of production.
Olcese Formation Development
     In January 2008, NiMin made a deeper pool discovery at the Pleito Creek Field producing lighter gravity oil (19º API) and associated natural gas from the Olcese sand in the well known as the Ten West O-1. The top of the Olcese Formation, a Miocene age marine sandstone reservoir, was discovered at a measured depth of 5,250 feet, approximately 1,500 feet deeper than the Santa Margarita Formation. The Ten West O-1 well was drilled as a deep pool test, but was subsequently converted to a pilot injection well for the CMD Project. This type of dual purpose drilling allowed NiMin to significantly reduce the cost of exploration and evaluation of the Olcese Formation. The initial well tested oil and natural gas in two sandstone lobes over a 500 foot gross interval, and had initial un-stimulated “flowing” production rates in the range of 20-40 Bopd. After conversion of the original test well to an injection well in the Santa Margarita Formation, a new well was drilled in February 2009 to a depth of 6,020 feet for the Olcese Formation. Management believes that future development wells will be needed to fully develop this reservoir and larger fracture stimulations are expected to yield increased production rates.
Louisiana
     NiMin has a 48.25% working interest in the Krotz Springs Field located in southeastern St. Landry Parish, Louisiana. This field covers a total of 1,920 gross acres (637 net acres). The field contains numerous pay zones between 6,400 feet and 11,000 feet. Ranging in geologic age from the Miocene to the Eocene, the Discorbis, Het Lime, Camerina, Nodosaria B, Textularia seligi, Cockfield, and Sparta sands produce oil and natural gas from numerous fault blocks on a large deep-seated structure. The Krotz Springs Field has produced over one trillion cubic feet of natural gas and 20 million barrels of oil and condensate (as reported by IHS).
     Incorporation of subsurface data, 2-D seismic data, and regional work in the Krotz Springs Field area has illustrated that there is significant Sparta resource potential as well as Cockfield and Wilcox exploratory potential. The drilling and successful completion of four wells in the northwest portion of Krotz Springs Field has proved new reserves in the Sparta 1, Sparta 2, and Sparta 3 sands.
     As of the date hereof, NiMin has participated in three productive wells, all of which targeted the Sparta sands and continue to produce from the Sparta sands. Initial production rates from individual sand completions have exceeded 400 boe/d, and two of these wells still have up-hole recompletion potential in the Sparta 1 sand. Additional development wells will be needed to fully exploit the resources over NiMin’s leasehold in the heart of this resource play.
     The reserve assignments for NiMin’s Louisiana properties, consisting of seven producing completions, two recompletions, and five drilling locations as identified by NiMin, have been based on volumetric calculations and analogy to offset production.
Wyoming
     The Corporation holds a 97% weighted average working interest and is the Wyoming Assets since December 2009. The Wyoming Assets produce oil from the Tensleep, Phosphoria and the Dinwoody Formations which are found at an average depth of 3,900 feet (1,189 meters). The Tensleep reservoir is a middle to upper

Pennsylvanian aged sandstone; the Phosphoria reservoir is a Permian aged dolomitic limestone; and the Dinwoody reservoir is a Lower Triassic aged dolomitic mudstone.
Ferguson Ranch Field
     Ferguson Ranch Field was discovered by Hunt Petroleum Corporation in 1963. This field covers a total of 320 acres and has a total cumulative production of 5.3 MMbbls of 14º API oil. Ferguson Ranch Field is a fault bounded anticlinal trap. Ferguson Ranch Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Hunt Field
     Hunt Field was discovered by Amax Petroleum Company in 1966. This field covers a total of 650 acres and has a total cumulative production of 0.9 MMbbls of 14º API oil. Hunt Field is a 4-way anticlinal trap that produces oil from both the Tensleep and Phosphoria formations. Hunt Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Willow Draw Field
     Willow Draw Field was discovered by Oil Development Company of Texas in 1972 and is also located in Park County, Wyoming, USA. This field covers a total of 1,200 acres and has a total cumulative production of 2.5 MMbbls of 17º API oil.
     Willow Draw Field is a four-way anticlinal trap that produces oil from the Phosphoria and to a lesser extent the Dinwoody. Willow Draw Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Sheep Point Field
     Sheep Point Field was discovered by Douglas and Gauntt in 1957 and is also located in Park County, Wyoming, USA. This field covers a total of 300 acres and has a total cumulative production of 0.7 MMbbls of 17º API oil. Sheep Point Field is a fault bounded anticlinal trap that produces oil from Phosphoria formation. Sheep Point Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Emerging Projects
Deep Stevens Prospect, Pleito Creek Field (California)
     NiMin holds a 100% operated working interest in a Deep Stevens Prospect which is located under the Pleito Creek Field. The Deep Stevens sand is the primary producing oil reservoir just to the north in the Southern San Joaquin Basin. If successful, light gravity crude and high initial production rates would be expected from this prospect.
Wells
     As at December 31, 2010, NiMin had an interest in 45 gross (39.2 net) producing and 28 gross (25.6 net) non-producing oil and natural gas wells as follows:

	Producing				Non-Producing
	Oil		Natural Gas		Oil		Natural Gas
	Gross(1)	Net(2)	Gross	Net	Gross	Net	Gross	Net

Wells
California	7.0	7.0	—	—	13.0	13.0	—	—
Louisiana	4.0	1.3	2.0	0.4	1.0	0.2	3.0	1.4
Wyoming	32.0	30.5	—	—	11.0	11.0	—	—

Total	43.0	38.8	2.0	0.4	25.0	24.2	3.0	1.4

Notes:
(1)	“Gross” wells refer to the number of wells in which NiMin has a working interest or a royalty interest that may be convertible to a working interest.
(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by NiMin’s percentage working interest therein.
Properties with No Attributed Reserves
The following table sets forth the gross and net acres of unproved properties held by the Corporation as at December 31, 2010 and the net area of unproved property for which the Corporation expects its rights to explore, develop and exploit to expire during the next year.

	UNPROVED PROPERTIES
	(acres)
			Net Area to Expire
			by December 31,
LOCATION	Gross(1)	Net(2)	2011

Louisiana	5,135	1,870	—

TOTAL	5,135	1,870	—

Notes:
(1)	“Gross Acres” are the total acres in which NiMin has or had an interest.
(2)	“Net Acres” is the aggregate of the total acres in which NiMin has or had an interest multiplied by NiMin’s working interest percentage held therein.
Significant Factors or Uncertainties Relevant to Properties with No Attributed Reserves
There are no significant economic factors or significant uncertainties associated that affect the anticipated development or production activities of the Corporation’s relevant properties currently with no attributed reserves.
Forward Contracts
     NiMin may use certain financial instruments to hedge its exposure to commodity price fluctuations on a portion of its crude oil and natural gas production. As at January 1, 2011 NiMin had fixed the price applicable to future sales through the following contract:

Crude Oil	Volume	Pricing Point	Term
Swap	7,500 Bbls/Month	$85.10	Jan 2010-Dec 2011
Swap	125 Bbls/Day	$90.40	Jan 2011-Dec 2011
Swap	250 Bbls/Day	$90.40	Jan 2012-Dec 2012
Additional Information Concerning Abandonment and Reclamation Costs
     NiMin estimates well abandonment costs on an area-by-area basis. These costs are included for 159 gross (143 net) wells in the Technical Report as a deduction in arriving at future net revenue. The estimated total abandonment costs included in the Technical Report for the properties included under the proved reserves category is $9,629,000 undiscounted ($762,000 discounted at 10%). On an undiscounted basis, $178,000 of the total abandonment costs are scheduled within the next three years.
Income Tax Horizon
     At the end of 2010, NiMin had $76.6 million of non-capital losses available to reduce future taxable income. As a result of available deductions and NiMin’s planned capital expenditures for 2011, the Corporation does not expect to incur current income taxes in 2011.

Costs Incurred
     The following table summarizes NiMin’s property acquisition costs, exploration costs and development costs (before property dispositions and corporate asset additions) incurred during the year ended December 31, 2010:
Property Acquisitions and Capital Expenditures

Nature of cost	Amount ($)

Land and property acquisition	249,917
Geological and geophysical	423,432
Drilling and completions	10,117,401
Facilities and equipment	556,054

Total	11,346,804
Exploration and Development Activities
The following table summarizes the results of exploration and development activities during the financial year ended December 31, 2010.

	Gross(1)	Net(2)
Development Wells
Gas	—	—
Oil	10	10
Service	—	—
Stratigraphic	—	—
Dry	—	—
Exploratory Wells
Gas	—	—
Oil	—	—
Service	—	—
Stratigraphic	—	—
Dry	—	—

Total Wells	10	10

Notes:
(1)	“Gross” wells means the number of wells in which NiMin has a working interest or a royalty interest that may be convertible to a working interest.
(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by NiMin percentage working interest therein.
NiMin’s drilling and work-over capital expenditures during 2010 were focused primarily on the Wyoming assets and secondarily on the Pleito Creek Field in California. The majority of expenditures in Wyoming were at the Ferguson Ranch Field for drilling. Expenditures in California were for a work-over performed at the Pleito Creek Field. Additional capital costs for oil and gas properties include legal fees associated with the acquisition of the Wyoming properties, geological and geophysical data acquisition, and lease acquisition and rental expenses.
During the year ended December 31, 2010, operational activity in Wyoming included (i) 10 new wells drilled; (ii) 2 work-overs; and (iii) 3 polymer treatments.
Highlights for 2011 development program include:
•	Drilling 18 development wells in Wyoming and 2 development wells in California.

•	Implementation of a water flood at the Ferguson Ranch Field.

•	Expansion of facilities at the Willow Draw Field to process 1,100 Bopd.

•	Doubling of oxygen injection at the Pleito Creek Field from 500 Mmcf/d to 1,000 Mmcf/d.
     The Corporation has entered into a multi-well drilling contract for 2011 and plans to drill 18 wells in Wyoming within the four oil fields it operates. NiMin will also drill 2 wells in California at the Pleito Creek Field where the Corporation is applying its CMD technology.
     The Corporation will begin a water flood program at the Ferguson Ranch Field with water injection beginning in the third quarter of 2011. This is consistent with successful field development in the area.
     Facility expansion at the Willow Draw Field in Wyoming will be implemented ahead of schedule in order to process higher than expected oil production from recent development. Expansion of the facilities will be implemented in two phases. Phase 1, to be completed in the second quarter of 2011, will increase capacity from 465 Bopd and 35,000 barrels of water per day (“bblw/d”) to 715 Bopd and 37,000 bblw/d. Phase 2, to be completed in the third quarter, will increase capacity to 1,100 Bopd and 45,000 bblw/d.
     Based on the success of the Corporation’s patented CMD enhanced oil recovery project at Pleito Creek Field, the Corporation plans to double oxygen injection by the third quarter of 2011.
     All capital program expenditures are discretionary and are restricted by the Senior Loan. NiMin reviews all capital expenditure programs on a regular basis and adjusts spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding. While the Corporation believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Corporation’s long-term liquidity depends on its ability to access the capital markets. There can be no assurance that the Corporation will be successful with any of these initiatives (See “Risk Factors”).
Production Estimates
     The following table discloses the estimated average daily sales by product type of NiMin through fiscal 2011. The volumes are summarized by reserve category corresponding to the reserves estimates reported in the Technical Report. Estimates are also included for the Ferguson Ranch and Willow Draw Fields which account for 22% and 38% of NiMin’s estimated 2011 production, respectively.

NiMin	Light & Medium Oil	Heavy Oil	Natural Gas	Total
Total	(Bopd)	(Bopd)	(Mcf/d)	(boe/d)

Proved Developed Producing	42	829	419	940
Proved Non-producing	—	329	—	329
Proved Undeveloped	—	281	—	281

Total Proved	42	1,439	419	1,550
Probable	2	—	197	35

Total Proved + Probable	44	1,439	616	1,585

Ferguson Ranch Field	Light & Medium Oil	Heavy Oil	Natural Gas	Total
Wyoming	(Bopd)	(Bopd)	(Mcf/d)	(boe/d)

Proved Developed Producing	—	317	—	317
Proved Non-producing	—	28	—	28
Proved Undeveloped	—	2	—	2

Total Proved	—	347	—	347
Probable	—	—	—	—

Total Proved + Probable	—	347	—	347

Willow Draw Field	Light & Medium Oil	Heavy Oil	Natural Gas	Total
Wyoming	(Bopd)	(Bopd)	(Mcf/d)	(boe/d)

Proved Developed Producing	—	274	—	274
Proved Non-producing	—	240	—	240
Proved Undeveloped	—	94	—	94

Total Proved	—	608	—	608
Probable	—	—	—	—

Total Proved + Probable	—	608	—	608

Production History
     The following table summarizes NiMin’s average daily production before deduction of royalties, for the periods indicated:

	2010
	Year Ended to	October-			January -
	December 31, 2010	December	July - September	April - June	March

Oil (Bopd)(1)	710	907	692	618	598
Natural gas (Mcf/d)	795	479	793	911	213

Total (boe/d)	842	987	824	770	633

Note:
(1)	Includes NGL.
Netback History
     The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by NiMin’s in respect of NiMin’s production of crude oil and natural gas for the periods indicated:

	2010
	Year Ended to	October-			January -
	December 31, 2010	December	July - September	April - June	March

Selling prices
Oil ($/Bbl)(1)	69.33	72.01	64.88	68.02	71.79
Natural gas ($/Mcf)	4.88	4.06	4.75	4.63	5.64
Combined ($/boe)	63.03	71.37	66.54	70.97	63.70

Royalties
Oil ($/Bbl)(1)	16.80	16.43	16.12	16.81	17.12
Natural gas ($/Mcf)	1.28	1.15	1.25	1.16	1.47
Combined ($/boe)	15.36	16.40	16.60	17.56	15.36

Operating expenses(2)
Combined ($/boe)	29.66	29.33	38.99	28.45	32.10

Field netbacks(3)
Combined ($/boe)	18.01	25.64	10.94	24.96	16.24

Notes:

(1)	Includes a negligible amount of NGL.

(2)	Operating expenses include mineral and surface lease rentals, property taxes and expenses related to the operation of wells, production facilities and gathering systems and transportation expenses.

(3)	Field netback is calculated by subtracting royalties and operating expenses from oil and natural gas sales.

Production Volume by Field
     The following table discloses for each significant field, and in total, NiMin’s average wellhead production volumes before deduction of royalties for the year ended December 31, 2010, for each product type:

	Light and Medium
	Crude Oil		Natural Gas	BOE
Field	(Bopd)	Heavy Oil (Bopd)	(Mcf/d)	(boe/d)%

Pleito Creek, California	218	—	—	218	26
Krotz Springs, Louisiana	24	—	416	93	11
Ferguson Ranch, Wyoming	237	—	—	237	28
Willow Draw, Wyoming	141	—	—	141	17
Other Fields	89		379	152	18

Total	709	—	795	841
DIVIDENDS
     As of the date hereof, NiMin has not declared any dividends and the Corporation does not expect to pay any dividends for the foreseeable future. The Corporation expects that earnings will be retained to finance the growth of its business. The Corporation’s dividend policy will be determined from time to time by the NiMin Board and will be based on the NiMin results of operations, its financial position, capital requirements, financing plans and other factors that the NiMin Board may deem relevant under the circumstances.
DESCRIPTION OF SHARE CAPITAL
Common Shares
     NiMin is authorized to issue an unlimited number of Common Shares of which, as at the date hereof, 66,467,076 Common Shares are issued and outstanding. The following is a summary of the material attributes and characteristics of the Common Shares. The following summary does not purport to be complete and reference is made to the articles and amended articles of incorporation available under the Corporation’s SEDAR profile at www.sedar.com, for a complete description of these securities and the full text of their provisions:
(a)	Dividend Rights — Subject to any other shares of NiMin ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the NiMin Board, such dividends as may be declared thereon by the NiMin Board;

(b)	Voting Rights — The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of NiMin, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election;

(c)	Rights Upon Dissolution or Winding-Up — In the event of the voluntary or involuntary liquidation, dissolution or winding-up of NiMin, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, holders of Common Shares shall be entitled, subject to the preferences accorded to any other shares of NiMin ranking senior to the Common Shares from time to time with respect to payment on such a distribution, to share equally, share for share, in the remaining property of NiMin; and

(d)	Other Rights — The Common Shares do not carry any pre-emptive, subscription, conversion or exchange rights nor any redemption, retraction, purchase for cancellation or surrender, sinking or purchase fund provisions or provisions permitting or restricting the issuance of additional securities or any other material restrictions. There are no provisions requiring a security holder to contribute additional capital.

Preferred Shares
     NiMin is also authorized to issue an unlimited number of Preferred Shares. As of the date of this Annual Information Form, no Preferred Shares have been issued. The Preferred Shares, as a class, have attached thereto, the following rights, privileges, restrictions and conditions:
(a)	Designation, Rights, Privileges, Restrictions and Conditions — The Preferred Shares may from time to time be issued in one or more series, and the NiMin Board may fix from time to time before such issue, the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)	Dividend Rights and Rights Upon Dissolution or Winding-Up — The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding up its affairs, be entitled to preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Preferred Shares of that series. The Preferred Shares of any series may also be given such other preferences, not inconsistent with NiMin’s articles of incorporation, over the Common Shares and any other such Preferred Shares as may be fixed in accordance with paragraph (a) above; and

(c)	Cumulative Dividend Rights — If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

MARKET FOR SECURITIES
Trading Price and Volume
     The Common Shares were listed on the TSX under the trading symbol “NNN” on September 4, 2009 and began trading on September 8, 2009.
     The following table sets forth the reported high and low prices and the trading volume for the Common Shares on the TSX for the periods indicated as reported by a public source NiMin considers reliable.

	High ($)	Low ($)	Volume

2011
March 1 — 24	2.65	1.87	4,531,729
February	2.50	1.75	4,802,993
January	1.81	1.54	2,994,995
2010
December	1.78	1.35	1,928,613
November	1.49	1.29	1,366,602
October	1.88	1.11	1,460,319
September	1.20	1.00	2,829,509
August	1.26	0.95	2,074,517
July	1.15	0.90	1,054,731
June	1.29	0.91	1,060,466
May	1.48	1.13	1,214,422
April	1.77	1.14	2,740,625
March	1.40	1.10	863,817
February	1.45	1.22	510,410
January	1.47	1.25	687,886

Note:

(1)	The Common Shares began trading on the TSX on September 8, 2009.
PRIOR SALES
     The following table sets forth, for each class of securities of the Corporation that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2010 and the number of securities of the class issued at that price and the date on which the securities were issued.

		Number of
Class of Securities	Exercise Price	Securities Issued	Date of Issuance
Stock Options(1)	Cdn$1.25	30,000	September 30, 2010
Stock Options (1)	Cdn$1.25	20,000	July 6, 2010

Note:

(1)	Issued pursuant to the TSX Option Plan.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
     NiMin’s former Chief Operations Officer, Mr. Rick A. McGee and the Corporation entered into an Agreement on January 28, 2011 in which Mr. McGee agrees that from the date of this agreement through December 31, 2012, he will not, during any thirty (30)-day period, sell more than 100,000 Common Shares in the market (Canadian or U.S) without the prior written consent of the Corporation. Such amount shall be in addition to any block-traded sales that Mr. McGee arranges through a broker and if Mr. McGee advises the Corporation of such sale not less than two days prior to execution thereof.
     To the knowledge of the directors and officers of NiMin, as of the date of this AIF, there were no other securities of any class held under escrowed or subject to contractual restriction on transfer.
DIRECTORS AND OFFICERS
     The following table provides the names of the directors and executive officers of NiMin, their province or state and country of residence, position and office held with NiMin and principal occupations during the five preceding years.

Principal
Occupation for the
	Position Held and Time with	Five Years Prior to
Name, Province or State of Residence	Corporation (Director/Officer)	the Date Hereof
Clarence Cottman III(1) California, USA	Chief Executive Officer and Director since September 4, 2009	Chief Executive Officer and Chairman of NiMin. Prior thereto President of Legacy since inception in October 2005.

E. Sven Hagen(2) California, USA	President and Director since September 4, 2009	President of NiMin. Prior thereto Chief Executive Officer and Chairman of Legacy since inception in October 2005.

Jonathan S. Wimbish California, USA	Chief Financial Officer since September 4, 2009	Chief Financial Officer of NiMin. Prior thereto, Chief Financial Officer of Legacy since September 2007.

Scott Dobson California, USA	Vice President, Operations since January 1, 2011	President of Operations of NiMin. Prior thereto, Operations Manager of Legacy since June 2008. From April 2004 to May 2008, employed by Merit Energy Company in various capacities, including as Region Manager, Investor Relations Manager and Oil and Gas Marketing Manager.

Brian E. Bayley(1)(3)(4) British Columbia, Canada	Director since September 4, 2009	President and a director of Ionic Management Corp. since December 1996; Currently a Director and Resource Lending Advisor of Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX and NYSE Amex listed resource lending corporation. Previously, he also held the following positions with Quest Capital Corp.: President and Chief Executive Officer from May 2009 to September, 2010; Co-Chairman of Quest from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to March 2008.

Principal
Occupation for the
	Position Held and Time with	Five Years Prior to
Name, Province or State of Residence	Corporation (Director/Officer)	the Date Hereof
W.A. (Alf) Peneycad(1)(2)(3)(4) Alberta, Canada	Director since September 4, 2009	Lawyer and since September 1, 2006, Of Counsel to MacLeod Dixon LLP. From February 1983 to September 1, 2006, employed by Petro-Canada in various capacities, including as Vice-President, General Counsel and Chief Compliance Officer.

Robert L. Redfearn(2)(3)(4) Louisiana, USA	Director since September 4, 2009	Founding partner and practicing lawyer at Simon, Peragine, Smith & Redfearn, LLP, since 1979.

Melinda Park Alberta, Canada	Corporate Secretary since September 4, 2009	Partner in the Securities and Capital Markets Group of the law firm Borden Ladner Gervais LLP.

Notes:

(1)	Member of the corporate governance committee.

(2)	Member of the reserves committee.

(3)	Member of the compensation committee.

(4)	Member of the audit committee.
     The term of office of the directors expires annually at the time of the Corporation’s annual meeting or when or until their successor is duly appointed or elected. The term of office of the Corporation’s officers expires at the discretion of the Corporation’s directors. None of the current directors or officers has entered into a non-disclosure agreement with the Corporation.
     As at the date hereof, the directors and executive officers of the Corporation, as a group, owned, directly or indirectly, or controlled or directed 6,218,992 Common Shares or approximately 9.36% of the issued and outstanding Common Shares. The information as to Common Shares beneficially owned, directly or indirectly or over, which control or direction is exercised, is based upon information furnished to the Corporation by the respective individuals indicated.
Cease Trade Orders or Bankruptcies
     To the best of NiMin’s knowledge, no existing or proposed director, executive officer or promoter is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that: (a) while that person was acting in that capacity, was subject to a cease trade or similar order or an order that denied such corporation access to any statutory exemptions, that was in effect for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied such corporation access to any statutory exemptions, that was in effect for a period of more than 30 consecutive days that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity, except as noted below.
     Brian E. Bayley has been a director of American Natural Energy Corp. (“American”) since June 2001. In June 2003, each of the l’Autorité des marchés financiers (the “AMF”), the BCSC and the Manitoba Securities Commission (the “MSC”) issued cease trade orders against American for its failure to file financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the OSC, the ASC and AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.
     Brian E. Bayley has been a director of Esperanza Silver Corporation (“Esperanza”) since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders by the ASC (issued on September 17, 1998) and the AMF (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

     To the best of the Corporation’s knowledge, no existing director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation: (a) is, as at the date of this Annual Information Form, or has been within the past 10 years, a director or executive officer of any Corporation (including the Corporation) that while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the past 10 years before the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Penalties or Sanctions
     Other than as set forth below, to NiMin’s knowledge, no existing director or executive officer of the Corporation, or shareholder of the Corporation holding sufficient securities of the Corporation to materially affect control of the Corporation, has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
     Brian E. Bayley was a director of PetroFalcon Corporation (now Etrion Corporation) (“PetroFalcon”) from November 2001 to June 2008. On February 27, 2002, the BCSC issued an order regarding a private placement (the “PetroFalcon Private Placement”) of PetroFalcon to Quest Ventures Ltd. (“Quest Ventures”), a private company in which Brian E. Bayley was a director. The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until the matter could be placed before the shareholders of PetroFalcon. In addition, the BCSC removed the applicability of the same exemptions for Quest Ventures in respect of the PetroFalcon common shares received pursuant to the PetroFalcon Private Placement. Approval of the shareholders of PetroFalcon was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both PetroFalcon and Quest Ventures shortly thereafter.
Conflicts of Interest
     The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the NiMin Board, each director in a conflict will disclose such interest and abstain from voting on such matter.
     To the best of the Corporation’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, current or proposed directors and officers as a result of their outside business interests, except that certain of the current and proposed directors and officers serve as directors and/or officers of other companies, and therefore, it is possible that a conflict may arise between their duties to the Corporation and their duties as a director and/or officer of such other companies. See “Risk Factors”.
PROMOTER
     Clarence Cottman III was a promoter of Legacy. Mr. Cottman, through the Cottman Family Trust, is the beneficial holder of 2,148,700 Common Shares, representing approximately 3.23% of the issued and outstanding Common Shares and is currently the holder of options to purchase 1,200,000 Common Shares. Mr. Cottman is the Chief Executive Officer of NiMin will be paid a salary for acting in such capacity.
AUDIT COMMITTEE
     Under NI 52-110, the Corporation is required to include in its Annual Information Form the disclosure required under Form 52-110F1 with respect to the audit committee of NiMin (the “Audit Committee”), including the text of its Audit Committee charter, the composition of the Audit Committee and the fees paid to the external auditor.
Audit Committee Charter
     The Audit Committee is a committee of the NiMin Board established for the purpose of overseeing the accounting and financial reporting process of NiMin and annual external audits of the consolidated financial statements. The Audit Committee has set out, in a written policy, its responsibilities and composition requirements in fulfilling its oversight in relation to NiMin’s internal accounting standards and practices, financial information, accounting systems and procedures. The Audit Committee charter is provided in Appendix B attached hereto.
Composition of the Audit Committee
     The Audit Committee consists of Brian A. Bayley (Chair), W.A. (Alf) Peneycad, and Robert L. Redfearn. All members of the Audit Committee have been determined to be independent1 and all members are considered to be financially literate.2

Notes:

(1)	A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the NiMin Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Relevant Education and Experience of Audit Committee Members
Brian E. Bayley
     Brian E. Bayley holds an MBA from Queen’s University. Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with Quest Capital Corp.: President and Chief Executive Officer from May 2009 to September, 2010; Co-Chairman from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to March 2008. Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996. He has also served as a director and/or officer of numerous other public companies.
W.A. (Alf) Peneycad
     W.A. (Alf) Peneycad is a graduate of Queen’s University Law School and is currently Of Counsel to Macleod Dixon LLP. He also serves as a director of several public companies. Mr. Peneycad recently retired from Petro-Canada where he served as Vice-President, General Counsel and Chief Compliance Officer. Mr. Peneycad spent 28 years at Petro-Canada and while there, played a lead role in the acquisition of several major companies in Canada, the United States and internationally. Mr. Peneycad holds the ICD.D designation from the Institute of Corporate Directors.
Robert L. Redfearn
     Robert L. Redfearn is a graduate of Tulane University (B.B.A., J.D.), specializing in oil and natural gas related law. Prior to joining Deutsch, Kerrigan and Stiles, a New Orleans based law firm, where his practice centered around the oil and natural gas industry and included representation of clients in mergers of businesses and acquisitions of oil and natural gas properties, financings, complex litigation and arbitrations related to oil and natural gas, environmental concerns, and banking and securities, Mr. Redfearn was employed in the legal department of Humble Oil & Refining Company (now Exxon). In 1979, Mr. Redfearn became a founding partner of Simon, Peragine, Smith & Redfearn, L.L.P., where he continues his representation of clients as reflected above.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
     At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Sections 3.3(2) or 3.6 of MI 52 110.
Reliance on Section 3.8
     At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on Section 3.8 of NI 52-110.
Audit Committee Oversight
     At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the NiMin Board.
Pre-Approval Policies and Procedures
     The Audit Committee of the Corporation has not yet adopted specific policies and procedures for the engagement of non-audit services.
External Auditor Service Fees (By Category)
     The following table discloses the fees billed to NiMin by its external auditor during the last two financial years:

	Audit Fees(1)	Audited-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Financial Year Ended	($)	($)	($)	($)
2010	532,343	—	54,804	—
2009	529,060	—	25,000	—

Notes:

(1)	Total Audit Fees for the financial year ended 2010 included $314,227 related to audit services performed in connection with the Corporation’s registration with the SEC. Total Audit Fees for the financial year ended 2009 included $305,000 related to audit services performed in connection with the Prospectus Offering.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.
Reliance on Certain Exemptions
     During the most recently completed financial year, NiMin has not relied on the exemptions in Section 2.4, 3.2, 3.4 and 3.5 or an exemption from NI 52-110 except that NiMin, as a “venture issuer”, has relied on the exemptions provided by section 6.1 of NI 52-110 with respect to Part 3 - Composition of the Audit Committee and Part 5 — Reporting Obligations. As a TSX listed issuer, the Corporation is not permitted to rely on the exemption provided by section 6.1 of NI 52-110.
RISK FACTORS
     The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by NiMin.

Changes in Legislation
     There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and natural gas industry will not be changed in a manner which will adversely affect NiMin. There can be no assurance that tax authorities having jurisdiction will agree with how NiMin calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of NiMin.
Tax Risks
     The Corporation believes that it should be treated as a U.S. corporation for U.S. federal income tax purposes. The Corporation is also a “taxable Canadian corporation” for purposes of the Tax Act. As a result, if the Corporation has any taxable income (other than dividends from Legacy), it would be subject to both Canadian and United States federal income tax on such income which would likely give rise to double tax because it is unlikely that tax paid to one country will be creditable against, or deductible in computing, the tax owed the other country. In addition, if the Corporation pays a dividend to a Non U.S. shareholder, the Corporation will be required to withhold U.S. income tax at the rate of 30%, or such lower rate as may be provided in an applicable treaty. The receipt of such a dividend by a Canadian shareholder would be subject to Canadian federal income tax, but it is unlikely that such Canadian shareholder would be entitled to a foreign tax credit or deduction with respect to the U.S. income tax withheld. The Corporation will also be required to withhold Canadian withholding tax if it pays a dividend to shareholders that are not resident of Canada which could result in shareholders resident of neither Canada nor the U.S. being subject to both U.S. and Canadian withholding tax.
     A corporation which is treated as a U.S. corporation for U.S. federal income tax purposes (such as the Corporation) may be a USRPHC. If the Corporation were classified as a USRPHC, gain from the sale or exchange of Common Shares of the Corporation by a Non U.S. shareholder would be subject to U.S. income taxation and the Non U.S. shareholder would be required to file a U.S. federal income tax return. In addition, the purchaser of the Common Shares would be required to withhold from the purchase price an amount equal to 10% of the purchase price and remit such amount to the IRS. Non-resident alien individuals would generally be subject to the U.S. federal alternative minimum tax rates, which are 26% to 28% under the Code as currently in effect. It is unlikely that any U.S. income tax paid by a Canadian resident on the sale of the Common Shares would be creditable against, or deductible in computing, the Canadian resident’s Canadian federal income tax.
     There is an exception with respect to any class of interests of a corporation that is regularly traded on an established securities market. The disposition of such interest is only subject to U.S. federal income taxation in the case of a person who, directly or constructively, at any time during the shorter of the five year period ending on the date of the disposition of interest and such person’s holding period, held more than 5% of that class of interest. Under the Treasury Regulations, in order for a class of stock to be treated as regularly traded on an established securities market, there must be a minimum level of trading of that class of interests. In addition, a class of interest will not be treated as regularly traded on an established securities market if, at any time during a quarter, 100 or fewer persons own 50% or more of the outstanding shares of the class of interests. There can be no assurance that the Common Shares will be considered regularly traded on an established securities market. There can be no assurance, whether or not Legacy or the Corporation will be considered a USRPHC in the future.
Limited Operating History and History of Losses
     NiMin has a limited operating history, has never operated at a profit and there can be no assurance of its ability to operate at a profit. There is no certainty that NiMin will operate profitably or provide a return on investment in the future which could have a material adverse effect on NiMin’s financial condition and resulting operations.
Exploration, Development and Production Risks
     Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of NiMin depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves NiMin may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in NiMin’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that NiMin will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, NiMin may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by NiMin.
     Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.
     Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, NiMin is not fully insured against all of these risks, nor are all such risks insurable. Although NiMin maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event NiMin could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations.
     Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.
NiMin’s Patent Pending Process for the Extraction of Heavy Oil
     NiMin has filed patent applications in Canada, Argentina, Ecuador and Venezuela, for the protection of its U.S. patented CMD process for extracting heavy oil by injecting oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. This process is designed to increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile so that it will flow more rapidly into production wells. There can be no assurance that NiMin’s pending patent application in these countries will result in the issuance of a patent to NiMin, that patents issued to or licensed by NiMin in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude NiMin’s competitors from introducing processes or technologies similar to those covered by NiMin’s patent application.
Volatility of Commodity Prices
     Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of NiMin. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by NiMin or its operators to suspend or terminate exploration and/or development, as it may become uneconomic to explore for and/or produce oil or natural gas at such prices.
Operational Matters
     The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to NiMin’s properties and possible liability to third parties. NiMin intends to employ prudent risk management practices and maintain suitable liability insurance, where available. NiMin may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities could have a material adverse effect on NiMin, its operations and its financial condition.
Reliance on Operators, Management and Key Personnel
     Successfully exploring for, developing and commercializing oil and natural gas interests depends on a number of factors, not the least of which is the technical skill of the personnel involved. NiMin’s success will be, in part, dependent on the performance of its key managers and consultants. Failure to retain its managers and consultants, or to attract or retain additional key personnel, with the necessary skills and experience could have a materially adverse impact upon NiMin’s growth and profitability. NiMin does not carry key person insurance. In addition, NiMin may not be the operator of certain oil and natural gas properties in which it acquires an interest. To the extent NiMin is not the operator of its oil and natural gas properties, NiMin will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.
Availability of Equipment and Qualified Personnel and Related Costs
     Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted. Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to NiMin and may delay NiMin’s exploration and development activities. In addition, the costs of qualified personnel and equipment in the areas where NiMin’s assets are located are very high due to the availability of, and demands for, such qualified personnel and equipment in these area.
Reserve Replacement
     NiMin’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on NiMin successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves NiMin may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in NiMin’s reserves will depend not only on NiMin’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that NiMin’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas. Competition may also be presented by alternate fuel sources.
Reserve Estimates
     There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond NiMin’s control. The information concerning reserves and associated cash flow set forth in this annual information form represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. NiMin’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based, in part, on the assumed success of the exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.
     Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material. Many of NiMin’s producing wells have a limited production history and thus there is less historical production on which to base the reserves estimates. In addition, a significant portion of NiMin’s reserves may be attributable to a limited number of wells and, therefore, a variation in production results or reservoir characteristics in respect of such wells may have a significant impact upon NiMin’s reserves.
     In accordance with applicable securities laws, Huddleston has used forecast price and cost estimates in calculating reserve quantities. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. Actual production and cash flows derived therefrom will vary from the estimates contained in the Technical Report, and such variations could be material. The Technical Report is based in part on the assumed success of activities NiMin intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the Technical Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Technical Report.
     The Technical Report is effective as of an effective date specified therein and has not been updated and thus does not reflect changes in NiMin’s resources since that date.
Additional Funding Requirements
     NiMin’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, NiMin may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause NiMin to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If NiMin’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect NiMin’s ability to expend the necessary capital to replace its reserves or to maintain its production. If NiMin’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms.
Environmental Concerns
The Corporation is subject to environmental risks and regulations pursuant to local, provincial and federal legislation (See “Industry Conditions-Environmental Matters”). To prevent and/or mitigate potential environmental liabilities from occurring, the Corporation has policies and procedures (See “Environmental Protection”). Complying with environmental regulations can require significant expenditures, including costs for clean-up and damages due to contaminated properties. The Corporation estimates well abandonment cost and recognizes the value of this liability in its financial statements and Technical Report (See “Additional Information Concerning Abandonment and Reclamation Costs”). Failure to comply with environmental regulations may result in fines and penalties. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require NiMin to incur costs to remedy such discharge. Should NiMin be unable to fully fund the cost of remedying an environmental problem, NiMin might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. Although, the Corporation is not aware of any environmental litigations outstanding, threatened or pending against it as of the date hereof and it does not expect that the costs of complying with environmental regulations, as these are known today, will have a material adverse effect on NiMin’s financial condition or results of operations, no assurance can be made that the costs of complying with future environmental regulations will not have a material adverse effect.
Regulatory
     Oil and natural gas operations (including exploration, development, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government and may be amended from time to time. See “Industry Conditions”. NiMin’s operations may require licences from various governmental authorities. There can be no assurance that NiMin will be able to obtain all necessary licences and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of NiMin in a manner materially different from how they would affect other oil and natural gas companies of similar size.
Forward-Looking Statements
     Investors are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Annual Information Form under the heading “Forward-Looking Statements”.
Investment Returns
     NiMin has never paid a dividend nor made a distribution on any of its securities. Further, NiMin may never achieve a level of profitability that would permit payment of dividends or making other forms of distributions to its stockholders. In any event, given the stage of the NiMin’s development, it will likely be a long period of time before NiMin could be in a position to make dividends or distributions to its investors. The payment of any future dividends by NiMin will be at the sole discretion of the NiMin Board. In this regard, NiMin currently intends to retain earnings to finance the expansion of its business and does not anticipate paying dividends in the foreseeable future.
Competition
     There is strong competition relating to all aspects of the oil and natural gas industry. NiMin will actively compete for capital, skilled personnel, access to rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which will have greater technical and financial resources than NiMin.
Title to Properties
     Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of NiMin, which could result in a reduction of the revenue received by NiMin.
Potential Conflicts of Interest
     Certain of the directors of NiMin are also directors or officers of corporations which are in competition to the interests of NiMin. No assurances can be given that opportunities identified by such individuals will be provided to NiMin. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the applicable corporate legislation.
Delays in Business Operations
     In addition to the usual delays in payments by purchasers of oil and natural gas to NiMin or to the operators, and the delays by operators in remitting payment to NiMin, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale of delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of NiMin in a given period and expose NiMin to additional third-party credits risks.
Changes in Legislation
     There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and natural gas industry will not be changed in a manner which will adversely affect NiMin. There can be no assurance that tax authorities having jurisdiction will agree with how NiMin calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of NiMin.
Seasonality and Climate
     The level of activity in the oil and natural gas industry is influenced by seasonal weather patterns. An extreme winter or wet spring may result in limited access and, as a result, reduced operations or a cessation of operations. Municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment during periods of wet weather, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of NiMin.
Borrowing
     The Senior Loan includes restrictions that may make it difficult for NiMin to successfully execute its business strategy or to compete in its industry with companies not similarly restricted. There can be no assurance that the Corporation will remain in compliance with the covenants under the Senior Loan. If the Corporation is unable to meet the requirements of the Senior Loan or any new financial transaction that it may enter into, the Corporation may be required to seek waivers from the Lender and there is no assurance that such waivers would be granted.
     The Lender has been provided with security over substantially all of the assets of NiMin. If NiMin becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, its lender may foreclose on or sell NiMin’s properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Lender and other creditors and only the remainder, if any, would be available to NiMin.
     From time to time, NiMin may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase NiMin’s debt levels above industry standards. Neither NiMin’s articles nor its by-laws limit the amount of indebtedness that NiMin may incur. The level of NiMin’s indebtedness from time to time could impair NiMin’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.
Third-Party Credit Risk
     NiMin is or may be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to NiMin, such failures could have a material adverse effect on NiMin and its funds from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in NiMin’s ongoing capital program, potentially delaying the program and the result of such program until NiMin finds a suitable alternative partner.
Limitations of Insurance
     NiMin’s involvement in the exploration for and development of oil and natural gas properties may result in NiMin becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although NiMin has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, NiMin may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to NiMin. The occurrence of a significant event that NiMin is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on NiMin’s financial position, results of operations or prospects.

Management of Growth
     NiMin may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of NiMin to manage growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train and manage its employee base. The inability of NiMin to deal with potential growth could have a material adverse impact on its business, operations and prospects.
Alternatives to and Changing Demand for Petroleum Products
     Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. NiMin cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on NiMin’s business, financial condition, results of operations and cash flows.
Competition
     NiMin actively competes for acquisitions, leases, licences, options, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater experience and financial resources than NiMin.
     NiMin’s ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties is dependent upon developing and maintaining close working relationships with its industry partners and joint operators and its ability to select suitable properties and to consummate transactions in a highly competitive environment.
     The oil and natural gas exploration and production industry has experienced increased consolidation. This consolidation has led to several competitors having significantly larger financial and operating resources than NiMin. If NiMin is unable to compete effectively, it may lose existing customers or fail to attract new customers, which could have an adverse effect on results of operations.
     In addition, a decrease in demand for oil and natural gas caused by any number of factors could cause competition among oil and natural gas producers to intensify, potentially resulting in additional downward pressure on oil and natural gas prices and adversely affecting NiMin’s results of operations.
Reliance on Key Employees
     The success of NiMin will be largely dependent upon NiMin’s ability to attract and retain qualified management and key employees, and upon the performance of those people. NiMin does not currently have any key man insurance policies with members of management or key employees and therefore there is a risk that the death of a member of management or key employee, could have a material adverse effect on NiMin. In assessing the risk of an investment in NiMin’s shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the management of NiMin. An investment in NiMin is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.
Availability of Equipment and Access Restrictions
     Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to NiMin and may delay exploration and development activities.
Enforcement of Civil Liabilities
     Substantially all of the assets of NiMin are located outside of Canada and certain of the directors and officers of NiMin are resident outside of Canada. As a result, it may be difficult or impossible to bring an action in

Canada against directors, officers or experts who are not residents of Canada. It may also not be possible for an investor to enforce judgments granted by a court in Canada against the assets of NiMin or the directors and officers of NiMin residing outside of Canada.
The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations
     The trading price of the Common Shares has been and may continue to be subject to significant fluctuations, which may be based on factors unrelated to its financial performance or prospects. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The trading price of the Common Shares may also be significantly affected by changes in commodity prices, currency exchange fluctuation or in the Corporation’s financial condition or results of operations.
Future Sales of Common Shares by the Corporation
     The Corporation may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s articles permit the issuance of an unlimited number of Common Shares and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Corporation have the discretion to determine the terms of issue of further issuances of Common Shares. Also, additional Common Shares will be issued by the Corporation on the exercise of stock options under the Corporation’s stock option plan.
Dividends
     The Corporation has no earnings or dividend record and does not anticipate paying any dividends on the Common Shares in the foreseeable future. Dividends paid by the Corporation would be subject to tax under both the Tax Act and the U.S. Internal Revenue Code of 1986, as amended.
INDUSTRY CONDITIONS
General
     The oil and natural gas exploration and development business in the United States is capital intensive and is subject to a number of risks set forth elsewhere in this annual information form which relate specifically to the oil and natural gas industry. In addition, regulatory issues related to oil and natural gas operations, title to its properties, and other environmental issues, affect NiMin’s ability to explore for, develop and produce oil and natural gas in the United States. The general regulatory framework and specific issues related to NiMin’s operations are set forth below.
Regulation
     NiMin’s oil and natural gas exploration, development, production and related operations and activities are subject to extensive rules and regulations promulgated by federal, state and local governmental agencies. Failure to comply with such rules and regulations can result in substantial penalties. Because such rules and regulations are frequently amended or reinterpreted, NiMin is unable to predict the future cost or impact of complying with such laws. Although the regulatory burden on the oil and natural gas industry increases NiMin’s cost of doing business and, consequently, affects its profitability, these burdens generally do not affect NiMin differently or to any greater or lesser extent than they affect other operators in the oil and natural gas industry with similar types, quantities, and locations of production.
Regulations Affecting Production
     All of the states in which NiMin operates generally require permits for drilling operations, drilling bonds, reports concerning operations, and impose other requirements related to the exploration, development and production of oil and natural gas. Such states also have statutes and regulations addressing conservation matters, including provisions for unitization or pooling of oil and natural gas properties. The establishment of maximum rates of production from oil and natural gas wells, the spacing, plugging, and abandoning of such wells, restrictions on venting, or flaring natural gas, and requirements regarding the rateability of production are also imposed.
     These laws and regulations may limit the amount of oil and natural gas NiMin can produce from NiMin’s wells and may limit the number of wells or the locations in which NiMin can drill. Moreover, many states impose a production or severance tax with respect to the production and sale of oil and natural gas within their jurisdiction. States do not generally regulate wellhead prices or engage in other, or similar, direct regulation of production, but there can be no assurance this will not be done in the future. These regulations apply to NiMin either directly when it is the operator of a property, or indirectly, when it is participating in activities operated by a third party.
Regulation of Sales
     The sales prices of oil, NGL, and natural gas are presently not regulated, but rather are set by the market. NiMin cannot predict, however, whether new legislation to regulate the price of energy commodities might be proposed, what proposals, if any, might actually be enacted by the U.S. Congress or the various state legislatures and what effect, if any, such proposals might have on the operations of the underlying properties.
     The FERC regulates interstate natural gas transportation rates and service conditions which affect the marketing of natural gas NiMin produces as well as the revenues it receives for sales of such production. The price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting interstate transportation. Those initiatives also may affect the interstate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. NiMin does not believe that it will be affected by any such FERC action in a manner materially different than any other natural gas producers in its areas of operation.
     The price received from the sale of oil and NGL is affected by the cost of transporting such products to market. Interstate transportation rates for oil, NGL, and other products are regulated by the FERC. The FERC has established an indexing system for such transportation which allows pipelines to take an annual inflation-based rate increase. NiMin is not able to predict with any certainty what affect, if any, these regulations will have on it, but other factors being equal, the regulations may, over time, tend to increase transportation costs which may have the effect of reducing wellhead prices for oil and NGL.
Environmental Matters
     NiMin’s operations pertaining to oil and natural gas exploration, production and related activities, are subject to numerous and constantly changing federal, state and local laws governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may: (i) require the acquisition of certain permits prior to commencing certain activities or in connection with NiMin’s operations; (ii) restrict or prohibit the types, quantities and concentration of substances that NiMin can release into the environment; (iii) restrict or prohibit the activities that could impact wetlands, endangered or threatened species or other protected areas or natural resources; (iv) require some degree of remedial action to mitigate pollution from former operations, such as pit clean-ups and plugging abandoned wells; and (v) impose substantial liabilities for pollution resulting from NiMin’s operations. Such laws and regulations may substantially increase the cost of operations and may prevent or delay the commencement or continuation of a given project and thus generally could have an adverse effect upon capital expenditures, earnings or competitive position. Violation of these laws and regulations could result in significant fines or penalties. Some of NiMin’s operations are located in environmentally sensitive environments, such as coastal waters, wetlands and other protected areas. Some of NiMin’s properties are located in areas particularly susceptible to hurricanes and other destructive acts of nature, which may damage facilities and cause the release of pollutants. Environmental insurance coverage maintained by NiMin or third-party operators may not fully insure all of these risks. Although the costs of remedying such conditions may be significant, NiMin does not believe these costs would have a material adverse impact on its financial condition and operations.
     NiMin believes that it is in substantial compliance with all current applicable environmental laws and regulations; the cost of compliance with such laws and regulations has not been material to date and is not expected to be material during 2011. NiMin does not believe that it will be required to incur any material capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in the interpretation thereof could have a significant impact NiMin’s operations, as well as the oil and natural gas industry in general and such changes cannot generally be anticipated. For instance, any change in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or clean-up requirements could have an adverse impact on NiMin’s operations.
Global Warming and Climate Change
     Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including CO2 and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is currently considering the introduction of legislation intended to reduce emissions of greenhouse gases by as much as 80% from current levels by 2050. In addition, more than one-third of the states, either individually or through multi-state initiatives, already have begun implementing legal measures to reduce emissions of greenhouse gases. Also, the U.S. Supreme Court’s holding in its 2007 decision, Massachusetts, et al. v. EPA, that CO2 may be regulated as an “air pollutant” under the U.S. federal Clean Air Act (the “CAA”), could result in future regulation of greenhouse gas emissions from stationary sources, even if the U.S. Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. In July 2008, the Environmental Protection Agency (the “EPA”) released an “Advance Notice of Proposed Rulemaking” regarding possible future regulation of greenhouse gas emissions under the CAA. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the near future and, since the inauguration of the current U.S. President, the EPA has begun taking steps to regulate greenhouse gas emissions pursuant to the CAA.
     Depending on the legislation or regulatory program that may be adopted to address emissions of greenhouse gases, NiMin could be required to reduce greenhouse gas emissions resulting from its operations or could be required to purchase and surrender allowances for greenhouse gas emissions associated with its operations or the oil and natural gas it produces. Although NiMin does not anticipate that it would be impacted to a greater degree than other similarly situated producers of oil and natural gas, a stringent greenhouse gas control program could have an adverse effect on NiMin’s cost of doing business and could reduce demand for the oil and natural gas it produces.
Hazardous Substances and Waste Handling
     The U.S. federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance released at a site. Under CERCLA, such persons may be subject to strict, joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighbouring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. While NiMin generates substances in the course of its operations that may be regulated as hazardous substances, NiMin has not received notification that it may be potentially responsible for clean-up costs under CERCLA.
     The U.S. federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and clean-up of hazardous and non-hazardous wastes. With the approval of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in NiMin’s operating expenses, which could have a material adverse effect on our results of operations and financial position.
     NiMin currently owns or leases, and has in the past owned or leased, properties that for many years have been used for oil and natural gas exploration, production and development activities. Although NiMin uses operating and disposal practices that are standard in the industry at the time such practices are used, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by NiMin or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third-parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under NiMin’s control. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous U.S. state laws. Under such laws, NiMin could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.
Air Emissions
     The CAA and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulatory programs may require NiMin to obtain permits before commencing construction on a new source of air emissions, and may require NiMin to reduce emissions at existing facilities. As a result, NiMin may be required to incur increased capital and operating costs. Additionally, U.S. federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.
Water Discharges
     The U.S. federal Water Pollution Control Act, also known as the Clean Water Act (the “CWA”), and analogous U.S. state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into state waters or waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. United States federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
Title to Properties
     As is customary in the oil and natural gas industry, only a preliminary title review is conducted at the time NiMin acquires properties it believes to be suitable for drilling operations. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted and curative work is performed with respect to significant defects, if any, before proceeding with operations. This examination is generally done by the operator of the property which may or may not be NiMin. NiMin believes the title to its leasehold properties is good and defensible in accordance with standards generally acceptable in the oil and natural gas industry subject to the exceptions that, in the opinion of NiMin, are not so material as to detract substantially from its intended use of such properties.
     The leasehold properties owned by NiMin are subject to royalty, overriding royalty, and other outstanding interests customary in the industry. All of NiMin’s oil and natural gas operations are conducted on properties subject to mineral leases granted by legal Persons. Royalties are established in each oil and natural gas lease through negotiations between the lessor (mineral owner) and the lessee. Some operations in Louisiana are conducted on land with mineral rights owned by multiple owners, which interests have been contractually pooled or forcibly pooled by governmental authority into a unit. All of these owners are similarly treated based on their share of the unit so created. In addition, when one lessee transfers an oil and natural gas lease to another, the transferee may reserve an overriding royalty interest, which overriding royalty interest is payable in addition to the royalty on the underlying lease. The leasehold properties may also be burdened by way of liens incident to operating agreements, current California and Louisiana state taxes, development obligations under oil and natural gas leases, and other encumbrances, easements and restrictions. NiMin does not believe any of these burdens will materially interfere with its use of these properties.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     There are no legal proceedings involving NiMin within the two years immediately preceding the date of this Annual Information Form and neither NiMin is not aware of any such contemplated proceedings.
     There are no: (i) penalties or sanctions imposed against NiMin by a court relating to securities legislation or by a securities regulatory authority within the two years immediately preceding the date of this Annual Information

Form; (ii) other penalties or sanctions imposed by a court or regulatory body against NiMin that would likely be considered important to a reasonable investor making an investment decision; and (iii) settlement agreements entered into by NiMin before a court relating to provincial or territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date of this annual information form.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Other than as disclosed herein, no director, executive officer of the Corporation or Person that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10 percent (10%) of the outstanding Common Shares, or associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction of the Corporation within the last three financial years of the Corporation, or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.
     On December 17, 2009, the Corporation entered into a the Wyoming Loan with a private lending company (the “PLC”) whereby PLC syndicated a loan to the Corporation in an aggregate amount of $5,500,000 and Cdn$17,534,550 ($16,713,738) for the acquisition of in the Wyoming Assets. Concurrent with the advance, the Corporation issued 2,566,666 Common Shares issued at an attributed price of Cdn$1.15 ($1.07) per share. The Corporation also paid a structuring fee paid in cash in the amount of $120,000. Interest on the outstanding principal amount is calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. The principal amount, together with all accrued unpaid interest are due December 17, 2010. The Wyoming Loan may be repaid at any time without pre-payment penalty and is secured by a fixed and floating charge debenture which provides the PLC with a security interest in all of the Corporation’s present and after acquired real and personal property. A director of the Corporation is the President of the PLC.
TRANSFER AGENTS AND REGISTRARS
     The registrar and transfer agent of NiMin is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.
MATERIAL CONTRACTS
(1)	Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by NiMin since the beginning of the last financial year or before the last financial year if the material contract is still in effect and considered to be currently material:

(2)	Agency Agreement dated effective April 29, 2010 among NiMin, Legacy and Thomas Weisel Partners Canada, Inc., relating to the Short Form Prospectus Offering;

(3)	Senior Loan Agreement;

(4)	Wyoming Loan;

(5)	Crude Oil Purchase Contract;

(6)	IPO Escrow Agreement;

(7)	Merger Agreement;

(8)	Texas Credit Agreement; and

(9)	Warrant Indenture dated August 28, 2009 between NiMin and Computershare in connection with the Warrants issued pursuant to the Prospectus Offering and relating to, among other things, the issuance and exercise of the Warrants.
     Copies of these documents have been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

INTERESTS OF EXPERTS
     There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by NiMin during, or related to, the year ended December 31, 2010 other than Huddleston, NiMin’s independent qualified reserves evaluator, KPMG LLP, NiMin’s auditors and Morgan & Company, Chartered Accountants, NiMin’s previous auditors, prior to the Merger. To NiMin’s knowledge, none of the principals of Huddleston, had any registered or beneficial interests, direct or indirect, in any securities or other property of NiMin or of NiMin’s associates or affiliates either at the time they prepared the statement, report, valuation or opinion prepared by it, at any time thereafter or to be received by them. KPMG LLP, NiMin’s auditors, has advised the Corporation that they are independent within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Morgan & Company LLP, have also advised the Corporation that they are independent within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board..
     In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of NiMin or any associate or affiliate of NiMin.
CONFLICTS
     There are potential conflicts of interest to which the directors and officers of NiMin will be subject in connection with the operations of NiMin. In particular, certain of the directors and officers of NiMin are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of NiMin or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of NiMin. See “Directors and Officers”. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remunerations, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation’s management information circular relating to its most recent annual meeting of shareholders of the Corporation. Additional financial information is contained in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.
     Additional copies of this Annual Information Form, the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Corporation and any other document incorporated herein by reference will be available upon request by contacting the Corporation at its offices at 1160 Eugenia Place, Suite 100, Carpinteria, California 90313, Phone: (805) 566-2900 or Fax: (805) 566-2917.

Appendix A-1
Form 51-101F2
Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor
To the Board of Directors of NiMin Energy Corp. (the “Corporation”):
1.	We have evaluated the Corporation’s Reserves Data as at January 1, 2011. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at January 1, 2011, estimated using forecast prices and costs.

1.	The Reserves Data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

2.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

3.	The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us as of January 1, 2011, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation’s management and Board of Directors:

Independent
Qualified	Description and	Location	Net Present Value of Future Net Revenue
Reserves	Preparation Date	of	Before Income Taxes (10% Discount Rate)
Evaluator or	of Evaluation	Reserves	Audited	Evaluated	Reviewed	Total
Auditor	Report	(Country)	(M$)	(M$)	(M$)	(M$)
Huddleston & Co., Inc.	Estimated Reserves of NiMin Energy Corp. as of January 1, 2011	USA	—	514,668	—	514,668
Total			—	514,668	—	514,668
4.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

5.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

6.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:
Huddleston & Co., Inc.
Houston, Texas
March 28, 2011

(signed) Peter Huddleston
Peter D. Huddleston, P.E..
President

Appendix A-2
FORM 51-101F3
Report of Management and Directors
on Oil and Gas disclosure
Management of NiMin Energy Corp. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.
An independent qualified reserves evaluator has evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.
The Reserves Committee of the board of directors of the Corporation has
(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.
The Reserves Committee of the board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)Clarence Cottman III
Clarence Cottman III President and Chief Executive Officer

(signed) Jonathan S. Wimbish
Jonathan S. Wimbish Chief Financial Officer

(signed) E.Sven Hagen
E. Sven Hagen Director

(signed) W.A. Peneycad
W.A. Peneycad Director

Dated this 28th day of March, 2011.

APPENDIX B
NIMIN ENERGY CORP. (THE “CORPORATION”)
AUDIT COMMITTEE MANDATE
OF THE BOARD OF DIRECTORS (THE “BOARD”)
Purpose
1.	The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to shareholders of the Corporation and others, the systems of corporate financial controls which management and the Board have established and the audit process. More specifically the purpose of the Audit Committee is to satisfy itself that:
(a)	The Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved.

(b)	The information contained in the Corporation’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis, is complete and accurate in all material respects and to approve these materials.

(c)	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.

(d)	The internal and external audit functions have been effectively carried out and that any matter which the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Audit Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.
Composition and Process
2.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Audit Committee, each of whom shall:
(a)	be independent as that term is defined in the current laws applicable to the Corporation; and

(b)	be financially literate as such term is defined in the current laws applicable to the Corporation.
3.	The Chairman of the Audit Committee shall be appointed by the Board, or if it does not do so, the members of the Audit Committee may elect a Chairman by vote of a majority of the full Audit Committee membership and the Chairman of the Audit Committee shall be independent as that term is defined in the current laws applicable to the Corporation.
4.	Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member of the Audit Committee shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

5.	The Audit Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chairman of the Audit Committee or as requested by any member of the Audit Committee or by the internal or external auditors.
6.	If all members consent, and proper notice has been given or waived, a member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.
7.	The Chairman of the Audit Committee will, in consultation with management, the members of the Audit Committee and the internal and external auditors, determine the schedule, time and place of meetings, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members and other attendees with sufficient time for study prior to the meeting.
8.	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of the members of the Audit Committee. Questions arising at any meeting shall be determined by a majority of votes of the members of the Audit Committee present.
9.	The Audit Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings of the Audit Committee and assist in the discussion and consideration of the business of the Audit Committee, but without voting rights.
10.	The Audit Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.
11.	Supporting schedules and information reviewed by the Audit Committee will be available for examination by any director upon request to the Secretary of the Audit Committee.
12.	The Audit Committee shall choose as its secretary such person as it deems appropriate.
13.	The internal and external auditors shall be given notice of, on a yearly basis and have the right to appear before and to be heard at, the four regularly scheduled meetings of the Audit Committee, one to be held each quarter, and shall appear before the Audit Committee when requested to do so by the Audit Committee.
Duties and Responsibilities
14.	Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board:
(a)	Financial Reporting Control Systems
The Audit Committee shall:

(i)	review reports from senior officers of the Corporation outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	annually review the Audit Committee Mandate;

(iv)	review any new appointments to senior positions of the Corporation with financial reporting responsibilities; and

(v)	discuss with the external auditors the overall control environment and the adequacy of accounting system controls.
(b)	Interim Financial Statements
The Audit Committee shall:

(i)	review interim financial statements with officers of the Corporation and provide to the Board a recommendation as to whether the interim financial statements should be approved; this will include a detailed review of quarterly and year-to-date results;

(ii)	review and provide to the Board a recommendation approving any narrative comment accompanying interim financial statements; and

(iii)	review and provide to the Board a recommendation regarding approval of any interim earnings press release before it is publicly disclosed.
(c)	Annual Financial Statements and Other Financial Information
       The Audit Committee shall:
(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Audit Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by officers of the Corporation;

(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)	discuss the annual financial statements and the auditors’ report thereon in detail with officers of the Corporation and the auditors;

(vi)	review the annual report and other annual financial reporting documents including management’s discussion and analysis;

(vii)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(viii)	review any annual earnings press release before it is publicly disclosed; and

(ix)	review insurance coverage including directors’ and officers’ liability coverage;
(d)	Public Disclosure of Financial Information
The Audit Committee shall:

(i)	ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in sections 14(b) and 14(c) above; and

(ii)	periodically assess the adequacy of such procedures.

(e)	External Audit Terms of Reference, Reports, Planning and Appointment

To preserve the independence of the external auditor responsible for issuing an auditor’s report or performing other audit review or attest services for the Corporation, the Audit Committee shall:
(i)	review the audit plan with the external auditors;

(ii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iii)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition; and evaluate the external auditor’s qualifications, performance and independence;

(iv)	review and pre-approve any engagements for non-audit services to be provided by the external auditor and its affiliates in light of the estimated fees and impact on the external auditor’s independence, subject to any de minimus exception allowed by applicable law, provided that the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve non-audit services, however, any non-audit services that have been pre-approved by any such delegate of the Audit Committee must be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

(v)	review with management and with the external auditor:
A.	any proposed changes in major accounting policies;

B.	the presentation and impact of significant risks and uncertainties; and

C.	key estimates and judgements of management that may be material to financial reporting;
(vi)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation in compliance with current laws applicable to the Corporation;

(vii)	ensure that the external auditor reports directly to the Audit Committee, as representatives of the shareholders, rather than to the executive officers and management;

(viii)	be directly responsible for overseeing the work of the external auditor engaged for the purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting; and

(ix)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.

(f)	Internal Audit Function

The Audit Committee shall consider, together with the Chief Financial Officer of the Corporation, the Corporation’s internal audit function.

(g)	Procedure for Complaints regarding Accounting, Internal Controls or Auditing Matters

The Audit Committee shall:
(i)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and

(ii)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
Reporting and Authority
15.	The Audit Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

16.	The Audit Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Audit Committee. The Audit Committee may retain persons having special expertise to assist it in fulfilling its responsibilities.

17.	The Audit Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Audit Committee, including directors, officers and employees of the Corporation.
Governance
18.	The Audit Committee is responsible to review on a regular basis, and in its discretion make recommendations to the Board regarding confirmation of or changes to be made to its Mandate and the position description of its Chairman.
Advisors
18.	The Audit Committee has the power, at the expense of the Corporation, to retain, instruct, compensate and terminate independent advisors to assist the Audit Committee in the discharge of its duties.
Audit Committee Timetable
19.	The timetable on the following page outlines the Audit Committee’s schedule of activities during the year.

Meeting Timing		March	May	August	November
Agenda Item

A. Financial Reporting Control Systems

(1)	Review reports from senior officers outlining changes in financial risks.	X	X	X	X

Meeting Timing		March	May	August	November
(2)	Review management letter of external auditors and Corporation’s responses to suggestions made.	X

(3)	Review the Audit Committee Mandate	X

(4)	Review any new appointments to senior positions with financial reporting responsibilities	X	X	X	X

(5)	Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of account system controls.	X	X	X	X

     B. Interim Financial Statements

(1)	Review Interim financial statements with officers of the Corporation and approve prior to their release.		X	X	X

(2)	Review narrative comment accompanying interim financial statements.		X	X	X

(3)	Review interim earnings press release, if any		X	X	X

C. Annual Financial Statements and Other Financial Information

(1)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements	X	X	X	X

(2)	Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X

(3)	Obtain draft annual financial statements in advance of the Audit Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by officers of the Corporation.	X

(4)	Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X

Meeting Timing		March	May	August	November
(5)	Discuss the annual financial statements and the auditors’ report thereon in detail with officers of the Corporation and the auditors.	X

(6)	Review the annual report and other annual financial reporting documents.	X

(7)	Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X

(8)	Review annual earnings press release, if any	X

(9)	Review insurance coverage.				X

D. External Audit Terms of Reference, Reports, Planning and Appointment

(1)	Review the audit plan with the external auditors.	X

(2)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X

(3)	Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X

(4)	Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X